    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 1996
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         CLAYTON WILLIAMS ENERGY, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                 75-2396863
 (State or other jurisdiction    (I.R.S. Employer
              of
incorporation or organization)    Identification
                                       No.)

                           --------------------------

                          SIX DESTA DRIVE, SUITE 6500
                              MIDLAND, TEXAS 79705
                                 (915) 682-6324
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                    L. PAUL LATHAM, EXECUTIVE VICE PRESIDENT
                         CLAYTON WILLIAMS ENERGY, INC.
                          SIX DESTA DRIVE, SUITE 6500
                              MIDLAND, TEXAS 79705
                                 (915) 688-3212
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         RICHARD T. MCMILLAN                          ALAN P. BADEN
   Cotton, Bledsoe, Tighe & Dawson,               Vinson & Elkins L.L.P.
      a Professional Corporation                    1001 Fannin Street
     500 West Illinois, Suite 300               Houston, Texas 77002-6760
         Midland, Texas 79701                         (713) 758-2222
            (915) 684-5782

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If the registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

         TITLE OF EACH CLASS                       PROPOSED MAXIMUM
           OF SECURITIES TO                       AGGREGATE OFFERING                          AMOUNT OF
            BE REGISTERED                              PRICE(1)                            REGISTRATION FEE
Common Stock, $.10 par value..........               $14,554,688                                $4,411

(1) Estimated solely for the purpose of calculating the registration fee.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED OCTOBER 4, 1996
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                1,250,000 SHARES

[LOGO]

                                  COMMON STOCK

    All of the 1,250,000 shares of Common Stock offered hereby are being sold by Clayton Williams Energy, Inc. (the "Company").

    The Common Stock is quoted on the Nasdaq National Market under the symbol "CWEI." The last reported sale price of the Common Stock on October 2, 1996, as reported by the Nasdaq National Market, was $10 1/8 per share. See "Price Range of Common Stock."

    FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 7 HEREOF.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
  COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
    UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            UNDERWRITING
                                        PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                         PUBLIC           COMMISSIONS (1)         COMPANY (2)
Per Share.......................           $                     $                     $
Total (3).......................           $                     $                     $

(1) The Company has agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses estimated to be approximately $220,000 payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 187,500 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $      , $      and $      , respectively. See "Underwriting."

                              -------------------

    The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be at the offices of Rodman & Renshaw, Inc., New York, New York on
or about            , 1996.

                              -------------------

RODMAN & RENSHAW, INC.                                      HANIFEN, IMHOFF INC.

               The date of this Prospectus is            , 1996.

                    [PICTURE DEPICTING THE COMPANY'S METHOD
                        OF DRILLING WELLS IN THE TREND]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. THE TERM "COMPANY" REFERS TO CLAYTON WILLIAMS ENERGY, INC., ITS SUBSIDIARIES AND ITS PREDECESSORS, UNLESS THE CONTEXT REQUIRES OTHERWISE. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES A PUBLIC OFFERING PRICE OF $10 1/8 PER SHARE AND THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. SEE "GLOSSARY OF TERMS" FOR DEFINITIONS OF CERTAIN TERMS RELATING TO THE OIL AND GAS INDUSTRY USED IN THIS PROSPECTUS. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH IN "RISK FACTORS" BEGINNING ON PAGE 7.

                                  THE COMPANY

GENERAL

    Clayton Williams Energy, Inc. is primarily engaged in the exploration, development and production of oil and natural gas, and to a lesser extent, in the gathering and marketing of natural gas. Since 1988, the Company and its predecessors have concentrated their drilling activities primarily in the Cretaceous Trend (the "Trend"), which extends from South Texas through East Texas, Louisiana and other southern states and includes the Austin Chalk formation. The Company also has operations in the Jalmat Field located in Southeastern New Mexico and in the Texas Gulf Coast. As of June 30, 1996, the Company had estimated proved reserves totaling 6,844 Mbbls of oil and 37.7 Bcf of gas with a PV-10 Value of approximately $100.3 million as estimated by Williamson Petroleum Consultants, Inc. (the "Independent Engineers"). At June 30, 1996, the Company held interests in 455 gross (337.1 net) oil and gas wells and owned leasehold interests in approximately 191,289 gross (129,632 net) undeveloped acres.

BUSINESS STRATEGY

    The Company's business strategy is to increase reserves and production through exploration and development of its oil and gas properties, concentrating its efforts in the Trend. The Company has operated in the Trend for 20 years and drilled or participated in the drilling of 634 gross vertical and horizontal wells. Development of the Austin Chalk formation, which is characterized by fractured carbonate reservoirs, has been enhanced by advances in horizontal drilling and completion technologies since the early 1990's. These advances have provided the Company with the opportunity to develop new reserves and to generate more attractive economic returns in the Austin Chalk formation. The Company believes that it is one of the leaders in horizontal drilling in the Trend. Since the beginning of 1990 the Company has drilled or participated in 223 gross (175.2 net) horizontal wells in the Trend.

    The Company's operational focus for the remainder of 1996 and 1997 will be the continued development of a lease block (the "North Giddings Block"), which the Company has assembled in the updip area of the Giddings Field in east central Texas. The Company has accumulated 109,000 net acres in the North Giddings Block and is continuing to lease acreage in this area. The North Giddings Block is located in the northern area of the Giddings Field in Burleson, Robertson and Milam Counties, Texas, where the Austin Chalk formation is encountered at depths ranging from 5,500 feet to 7,000 feet.

    During the six months ended June 30, 1996, the Company added 1,718 MBOE of estimated proved reserves through extensions and discoveries primarily in the North Giddings Block. Reserve additions for the first six months of 1996 were 110% of production for the same period, while production for such period was approximately the same on an MBOE basis as in the first six months of 1995. As of June 30, 1996, the Company had 61.2 producing net wells in the North Giddings Block and 76 additional drilling locations, of which seven are locations to which proved undeveloped reserves are attributed by the Independent Engineers.

    The Company believes, based on initial 2-D seismic surveys, that a portion of the North Giddings Block is on-trend with the Cotton Valley pinnacle reef play. Successful wells have been drilled in the Cotton Valley formation approximately 24 miles northeast of the North Giddings Block. The Company has planned an exploration project in three phases (the "Cotton Valley Exploratory Project") to explore for potential reserves in this formation. The first phase is a proprietary 3-D seismic survey covering a portion of the North Giddings Block that is anticipated to commence in early 1997. The second phase is the evaluation of the seismic data to delineate any drilling opportunities in the Cotton Valley formation. The Company estimates that the cost of conducting the survey and evaluating the data will be approximately $5 million. The third phase would be the exploratory drilling of any delineated prospects. The Company estimates that it will take approximately 12 months to conduct the survey and evaluate the seismic data before any drilling could be commenced. The Company's ability to drill any delineated prospects will depend upon the availability of capital and other factors that may be beyond its control. See "Risk Factors--Liquidity and Capital Resources" and "--Risk of Exploratory Activities."

    The principal executive offices of the Company are located at Six Desta Drive, Suite 6500, Midland, Texas 79705, and its telephone number at such offices is (915) 682-6324.

                                  THE OFFERING

Common Stock Offered by the Company.........  1,250,000 shares

Common Stock to be Outstanding After the
  Offering..................................  8,740,321 shares(1)

Use of Proceeds.............................  To provide funds for the Company's 1997 planned capital expenditure program and a 3-D
                                              seismic survey as part of the Cotton Valley
                                              Exploratory Project. See "Use of Proceeds."

Nasdaq National Market Symbol...............  "CWEI"

------------------------

(1) Does not include options to purchase 270,766 shares of Common Stock which have been granted under the Company's stock option plans.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth summary consolidated financial data of the Company for each of the three years ended December 31, 1995, which have been derived from the Company's audited Consolidated Financial Statements. The financial data for the year ended December 31, 1993 include the historical results of the Company and its predecessors, which were consolidated in 1993 (the "Consolidation"). The financial data of the Company for the six months ended June 30, 1995 and 1996 have been derived from the Company's unaudited interim Consolidated Financial Statements, which in the opinion of management of the Company, have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results for the six month period ended June 30, 1996 are not necessarily indicative of results for the full year.

                                                                            SIX MONTHS ENDED JUNE
                                             YEAR ENDED DECEMBER 31,                 30,
                                        ----------------------------------  ----------------------
                                           1993        1994        1995        1995        1996
                                        ----------  ----------  ----------  ----------  ----------
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Total revenues........................  $   59,595  $   49,485  $   49,271  $   26,939  $   29,466
                                        ----------  ----------  ----------  ----------  ----------
Costs and expenses:
  Lease operations....................      12,788      12,775      13,533       6,986       7,161
  Exploration.........................       6,198       7,139       1,555         432         279
  Natural gas services................       2,518       3,510       3,714       2,450       1,571
  Depreciation, depletion and
    amortization......................      26,751      25,248      25,110      13,810      11,852
  Impairment of property and
    equipment.........................      --          --          10,259      --           1,186
  General and administrative..........       6,876       5,659       3,708       2,017       1,671
                                        ----------  ----------  ----------  ----------  ----------
    Total costs and expenses..........      55,131      54,331      57,879      25,695      23,720
                                        ----------  ----------  ----------  ----------  ----------
    Operating income (loss)...........       4,464      (4,846)     (8,608)      1,244       5,746
Interest expense......................       4,003       4,461       5,493       2,991       1,943
Other income (expense)................         149         759       6,022         249          40
                                        ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes.....         610      (8,548)     (8,079)     (1,498)      3,843
Income taxes (1)......................         207      --          --          --          --
                                        ----------  ----------  ----------  ----------  ----------
Net income (loss).....................  $      403  $   (8,548) $   (8,079) $   (1,498) $    3,843
                                        ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------
Net income (loss) per common share....  $     0.09  $    (1.50) $    (1.31) $    (0.26) $     0.51
                                        ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------
Weighted average common shares
  outstanding.........................       4,700       5,700       6,165       5,704       7,553
OTHER DATA:
  Net cash provided by operating
    activities........................  $   29,716  $   23,672  $   24,201  $   15,254  $   19,496
  EBITDAX (2).........................      37,562      28,300      34,338      15,735      19,103
  EBITDAX per share...................        7.99        4.96        5.57        2.76        2.53

                                                                         AT JUNE 30, 1996
                                                                   ----------------------------
                                                                    ACTUAL    AS ADJUSTED (3)
                                                                   --------  ------------------
BALANCE SHEET DATA:
  Working capital (deficit)......................................  $ (5,196)      $ (5,196)
  Total assets...................................................    94,672         94,672
  Long-term debt.................................................    38,528         26,914
  Stockholders' equity...........................................    39,087         50,701

------------------------------

(1) Prior to the Consolidation, income taxes were computed at the applicable federal statutory rate.

(2) EBITDAX refers to earnings before income taxes, interest expense, depreciation, depletion and amortization, impairment of property and equipment and exploration costs. EBITDAX is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) As adjusted to reflect receipt by the Company of estimated net proceeds from the issuance of 1,250,000 shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

                        SUMMARY OIL AND GAS RESERVE DATA

    The following table sets forth summary information concerning the Company's estimated proved oil and gas reserves as of June 30, 1996, based on a report prepared by the Independent Engineers, a summary of which is included as Annex A to this Prospectus. All calculations have been made in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"). See "Risk Factors--Uncertainty of Estimates of Reserves and Future Net Revenues."

                                                                                PROVED        PROVED
                                                                               DEVELOPED    UNDEVELOPED     TOTAL
                                                                              -----------  -------------  ----------
Estimated Proved Reserves:
  Oil (Mbbls)...............................................................       6,022           822         6,844
  Gas (Mmcf)................................................................      31,440         6,257        37,697
  MBOE......................................................................      11,262         1,865        13,127
  Present value of estimated future net revenues,
    discounted at 10% (in thousands)........................................   $  93,022     $   7,319    $  100,341

                             SUMMARY OPERATING DATA

                                                                                                      SIX MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                   -------------------------------  --------------------
                                                                     1993       1994       1995       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
OIL AND GAS PRODUCTION DATA:
  Oil (Mbbls)....................................................      1,881      1,709      1,831        954      1,080
  Gas (Mmcf).....................................................     10,364      8,369      6,845      3,640      2,816
  Total (MBOE)...................................................      3,608      3,104      2,972      1,561      1,549
AVERAGE OIL AND GAS SALES PRICES(1):
  Oil ($/Bbl)....................................................  $   17.41  $   15.72  $   17.35  $   17.62  $   19.08
  Gas ($/Mcf)....................................................  $    2.15  $    1.98  $    1.77  $    1.74  $    2.41
OPERATING COSTS AND EXPENSES ($/BOE PRODUCED):
  Lease operations...............................................  $    3.54  $    4.12  $    4.55  $    4.48  $    4.62
  Oil and gas depletion..........................................  $    7.03  $    7.81  $    8.16  $    8.54  $    7.40
  General and administrative.....................................  $    1.90  $    1.82  $    1.24  $    1.29  $    1.07
NET WELLS DRILLED:
  Horizontal Wells...............................................       27.6       16.2       23.5       15.5       13.2
  Vertical Wells.................................................        0.1        3.6     --         --            1.1

------------------------

(1) Includes effects of hedging transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging Transactions."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ significantly from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

                                  RISK FACTORS

    In evaluating an investment in the Common Stock being offered hereby, prospective investors should consider carefully, among other things, the following risk factors.

VOLATILITY OF OIL AND GAS PRICES

    The Company's revenues, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and gas. Prices for oil and gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, foreign supply of oil and gas, the price of foreign imports and overall economic conditions. In recent years, oil and gas prices have been depressed by excess domestic and imported supplies. Prices have risen recently, but there can be no assurance that such price levels will be sustained. It is impossible to predict future oil and gas price movements with any certainty. Declines in oil and gas prices may adversely affect the Company's financial condition, liquidity and results of operations. Lower oil and gas prices may also reduce the amount of the Company's oil and gas reserves that can be produced economically. Moreover, any fall in the prices of oil and gas materially below their current levels may have a material adverse affect on the Company's ability to repay outstanding amounts under its bank credit facility (the "Credit Facility"). With the objective of reducing price risk, the Company enters into hedging transactions from time to time with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or gas prices. Any substantial or extended decline in the prices of oil or gas would have a material adverse affect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABILITY TO REPLACE SHORT-LIVED RESERVES

    As is customary in the oil and gas exploration and production industry, the Company's future success depends upon its ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. The Company's producing properties in the Trend are characterized by a high initial production rate, followed by a steep decline in production. As a result, the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. Without successful drilling and exploration or acquisition activities, the Company's reserves and revenues will decline rapidly. No assurance can be given that the Company will be successful in extending its reserve life, which is currently shorter than the average in the industry. The Company's current strategy includes increasing its reserve base through drilling activities on existing properties. There can be no assurance, however, that the Company's exploration and development projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

    This Prospectus contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon reports prepared by the Independent Engineers. Such reports rely upon various assumptions, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. For a description of assumptions utilized by the Independent Engineers in preparing such estimate, see Annex A. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. In addition, the Company's reserves may be subject to downward or upward revision based upon production history, results of future development and exploration, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

    Approximately 14% of the Company's total proved reserves at June 30, 1996 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the Independent Engineers' report as of June 30, 1996 assumes, based on the Company's estimates, that aggregate capital expenditures by the Company of approximately $8.3 million through 1998 will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Business and Properties--Reserves."

    The present value of future net revenues referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net revenues from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net revenues also will be affected by changes in consumption and changes in governmental regulations or taxation. The timing of actual future net revenues from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary financial resource is its proved developed oil and gas reserves. In accordance with the terms of the Credit Facility, the banks establish a borrowing base from time to time against which the Company may borrow funds as needed to supplement cash flow from operations as a source of financing its capital expenditure program. The Company's readily available resources at any point in time are limited to the excess of the borrowing base over the then-outstanding level of indebtedness. The borrowing base is currently subject to a monthly commitment reduction of $1 million. At September 30, 1996, the Company had $12.5 million of availability under the Credit Facility.

    Based upon its current level of drilling activity in the North Giddings Block, the Company plans to incur capital expenditures of approximately $30 million during 1997, exclusive of costs of the planned Cotton Valley Exploratory Project. If oil prices and drilling results remain favorable, the Company may accelerate its drilling program by contracting for a third rig, thereby increasing its planned capital expenditures for 1997 to approximately $42 million. In addition, the Company plans to spend approximately $5 million in 1997 to conduct and evaluate a 3-D seismic survey in connection with the Cotton Valley Exploratory Project. At these levels of expenditures, the Company believes that proceeds from this Offering, cash flow from operations and funds available under the Credit Facility will be sufficient in the aggregate to fund its planned capital and exploratory expenditures. However, because future cash flows and the availability of borrowings are subject to a number of variables, such as the level of production from existing wells, the Company's success in locating and producing new reserves, prevailing prices of oil and gas, and the uncertainty with respect to the amount of funds which may ultimately be required to finance the Cotton Valley Exploratory Project, there can be no assurance that the Company's capital resources will be sufficient to sustain the Company's exploratory and development activities, even with the proceeds of this Offering. In the event additional financing is required to fund the Company's growth, no assurances can be given as to the availability or terms of such financing. See "--Risk of Exploratory Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the Consolidated Financial Statements.

RISK OF EXPLORATORY ACTIVITIES

    The Company intends to devote significant resources in 1997 in initiating the Cotton Valley Exploratory Project. See "Business and Properties--Cotton Valley Exploratory Project." The lack of geographic proximity of the North Giddings Block to production from depths to be covered by the 3-D seismic survey increases the risk that no drillable prospects may be generated as a result of such activities. Any wells to be drilled as a result of such efforts or any other exploratory wells may be materially more expensive and involve a higher degree of risk than the Company's traditional drilling activities. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected formation and drilling conditions, pressure or other irregularities in formations, equipment failures or accidents, as well as compliance with governmental requirements and shortages or delays in the delivery of equipment. In addition, exploratory drilling using 3-D seismic surveys requires greater pre-drilling expenditures than alternative forms of traditional drilling strategies. Because the Company uses the successful efforts method of accounting, the costs incurred in connection with the seismic portion of the Cotton Valley Exploratory Project will be expensed when incurred. Accordingly, the Company's results of operations will be adversely affected by the incurrence of such costs.

    The Company will not conduct any exploratory drilling with respect to the Cotton Valley Exploratory Project until the 3-D seismic data is evaluated. If exploratory drilling appears advisable, the Company may drill one or more wells without third party participation. If the Company determines that third party participation is advisable to limit its financial risk, such participation will reduce the Company's interest in any reserves discovered. In addition, the Company's ability to bear the financial risks of such exploratory activities is subject to a number of factors, some of which, such as prices for oil and gas, are beyond the Company's control. Therefore, no assurance can be given as to the extent, if any, that the Company will conduct exploratory drilling activities. See "--Liquidity and Capital Resources".

ACTIVITIES OF AFFILIATES

    As a result of the Consolidation of various entities controlled by Clayton
W. Williams, Jr. (the "Predecessors") into the Company contemporaneously with its initial public offering, the Company succeeded to all the oil and gas exploration and development operations of the Predecessors, except for certain producing and non-producing oil and gas properties which were not contributed to the Company (the "Excluded Properties"). The Excluded Properties were excluded because such properties were either outside of the principal geographic areas in which it was proposed that the Company would conduct its activities or did not offer significant opportunity for future exploration and development activities. Mr. Williams and certain entities affiliated with him (collectively, the "Williams Entities") continue to own the Excluded Properties and may conduct activities on such properties. Such activities will generally be limited to operations on properties that are currently producing oil and gas and on certain undeveloped acreage held by production. The selection of the Excluded Properties and the nature of the arrangements in connection therewith were determined by Mr. Williams and the Predecessors, each of which was an affiliate of Mr. Williams. Accordingly, they are not the result of arm's-length negotiations between independent parties. The Company has been granted a right of first refusal to acquire undeveloped acreage not held by production and certain mineral interests owned by the Williams Entities at such time as they propose to conduct drilling activities thereon or receive an offer from a third party to acquire such acreage or mineral interests which the Williams Entities intend to accept. Any decision by the Company to exercise its right of first refusal with respect to such acreage or mineral interest will be subject to approval by a majority of the Company's independent directors.

    Whether a director is independent with respect to a particular transaction would be determined at the time of the transaction in light of all the facts and circumstances. William P. Clements and Robert L. Parker are the only directors of the Company who are independent with respect to a determination by the Company to exercise its right of first refusal with respect to the Excluded Properties consisting of acreage or mineral interests.

    If the Company does not exercise its right of first refusal with respect to any such acreage or mineral interests, the Williams Entities may elect to conduct drilling operations thereon or accept a third party offer for such acreage or mineral interests, as the case may be. The Williams Entities have agreed that, so long as Mr. Williams serves as an officer or director of the Company and for one year thereafter (except in the case of the involuntary termination of Mr. Williams' employment), they will conduct all of their future domestic and international oil and gas exploration, development and acquisition activities and gas gathering and marketing activities through the Company, except activities relating to the Excluded Properties.

CONTINUING TRANSACTIONS WITH CERTAIN AFFILIATES

    The Company has entered into certain agreements in order to define its ongoing relationships with Mr. Williams and the Williams Entities. The primary agreement entered into by the Company and the Williams Entities is a service agreement with respect to tax, legal, payroll and benefits, aircraft usage, and lease operating and technical services with respect to the Excluded Properties. The agreement is not the result of arms-length negotiations between independent parties.

    The Company also has a policy pursuant to which it may offer its employees, including its officers, the opportunity to participate with the Company in acquisition or drilling activities on prospects acquired or drilled by the Company. Although this policy has only resulted in one such opportunity being presented since the Company's formation, the policy may present opportunities for conflicts of interest. See "Certain Transactions and Relationships--Certain Contractual Arrangements--Acquisition of Oil and Gas Interests."

    Additionally, the Company has in the past and may in the future enter into other significant transactions and agreements incident to its business with the Williams Entities. See "Certain Transactions and Relationships". Any future material transactions between the Company and its directors, officers, principal stockholders or other affiliates will be subject to approval by a majority of the Company's independent and disinterested directors. The Company's Board of Directors will be advised in advance of any such proposed transactions that are material to the Company and will utilize such procedures in evaluating their terms as are appropriate in light of the fiduciary duties of the Board of Directors under Delaware law. Depending on the size and nature of the proposed transaction, in any such review the Board may utilize outside experts or consultants, including independent legal counsel, secure appraisals or other market comparisons, refer to generally available statistics or prices or take such other actions as are appropriate under the circumstances. Although the Company intends that the terms of any such future transactions and agreements will be at least as favorable to the Company as those that could be obtained from unaffiliated third parties, no assurance can be given that this will be the case.

DEPENDENCE ON KEY PERSONNEL

    The Company believes that its success will be highly dependent upon its continued ability to attract and retain skilled managers, including Mr. Williams. The Company has not entered into employment agreements with any of its executive officers. Although Mr. Williams devotes the majority of his time to the Company, he devotes a portion of his time to business ventures in which the Company does not have an interest. The Company does not maintain key man life insurance policies on any of its employees.

CONTROL OF THE COMPANY

    Upon completion of the Offering, Mr. Williams and certain individuals related to, and entities associated with him (collectively, the "Affiliated Holders") will own directly and indirectly, in the aggregate, 46.4% of the outstanding Common Stock (or 45.4% if the Underwriters' over-allotment option is exercised in full). Accordingly, the Affiliated Holders will be able to exercise significant influence over the election of the directors of the Company and the control of the Company's management, operations and affairs. The voting power held by Affiliated Holders and their ability to exercise significant influence over the election of directors may have the effect of delaying, deterring or preventing certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then current market prices. See "Principal Stockholders" and "Description of Capital Stock."

OPERATING HAZARDS; UNINSURED RISKS

    The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and related suspension of operations. Gathering systems and processing plants are subject to many of the same hazards and any significant problems related to those facilities could adversely affect the Company's ability to market its production. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered or that particular wells will not produce at economic levels. The cost of drilling, completing and operating wells may vary from initial estimates. Drilling activities may be curtailed, delayed or canceled as a result of numerous factors outside the Company's control, including but not limited to title problems, weather conditions, compliance with governmental requirements, mechanical difficulties and shortages or delays in the delivery of drilling rigs or other equipment. The Company maintains insurance against some, but not all potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure to liability. Furthermore, the Company cannot predict whether insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.

REGULATION

    Virtually all of the Company's oil and gas activities are subject to a wide variety of federal, state and local governmental regulations, which are changed from time to time in response to economic or political conditions. Matters subject to regulation include, but are not limited to, environmental matters, discharge permits for drilling operations, drilling and operating bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties, allowable rates of production, restoration of surface areas, plugging and abandonment of wells, requirements for the operation of wells and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Many states have raised state taxes on energy sources and additional increases may occur, although there can be no certainty of the effect that such increases would have on the Company. Legislation and new regulations concerning oil and gas exploration and production operations are constantly being reviewed and proposed. All of the jurisdictions in which the Company owns and operates properties have statutes and regulations governing a number of the matters enumerated above. Compliance with such laws and regulations generally increases the Company's cost of doing business and consequently affects its profitability. Due to the frequently changing requirements of laws and regulations, there can no assurance that costs of future compliance will not impose new or substantial burdens on the Company. See "Business and Properties--Regulation."

ENVIRONMENTAL MATTERS

    The discharge of oil, gas or other pollutants into the air, soil or water may give rise to liabilities to governmental agencies and third parties, and may require the Company to incur costs to remedy such discharges. Oil, natural gas and other pollutants (including salt water brine) may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from pipelines or other gathering and transportation facilities, leakage from storage tanks and tailings ponds, and sudden discharges from damage or explosion at natural gas facilities, oil and gas wells or other facilities. Discharged hydrocarbons and other pollutants may migrate through soil to water supplies or adjoining property, giving rise to additional liabilities. A variety of federal, state and local laws and regulations govern the environmental aspects of oil and natural gas exploration, production and transportation and may, in addition to other laws and regulations, impose liability in the event of discharges (whether or not accidental), failure to notify the proper authorities of a discharge, and other failures to comply with those laws and regulations. Compliance with environmental quality requirements and reclamation laws imposed by governmental authorities may necessitate significant capital outlays, may materially affect the acquisition or operating costs of a given property, or may cause material changes or delays in the Company's intended activities. Management of the Company does not believe that its environmental, health, and safety risks are materially different from those of comparable companies engaged in similar businesses. Nevertheless, new or different environmental standards imposed in the future may adversely affect the Company's activities and there can be no assurance that significant costs for compliance will not be incurred in the future. Moreover, no assurance can be given that environmental laws will not, in the future, result in curtailment of production or material increases in the cost of exploration, development or production or otherwise adversely affect the Company's operations and financial condition. See "Business and Properties--Environmental Matters."

COMPETITION

    The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many competitors have substantially larger financial resources, staffs and facilities. See "Business and Properties--Competition and Markets."

CERTAIN ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and Bylaws and the Delaware General Corporation Law contain certain provisions that may have the effect of discouraging unsolicited takeover proposals for the Company. The Certificate of Incorporation and Bylaws provide that the Company's Directors will be divided into three classes, with the directors of each class serving staggered terms of three years each or until their respective successors are elected and qualified and that the Directors may issue serial preferred stock with such rights and preferences as the Board may determine, without stockholder approval. The Delaware General Corporation Law imposes additional restrictions on business combinations with certain interested parties. See "Description of Capital Stock--Delaware Takeover Statute."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,250,000 shares of Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated expenses of the Offering are estimated to be approximately $11.6 million ($13.4 million if the Underwriters' over-allotment option is exercised in full), based on an assumed offering price of $10 1/8 per share. The net proceeds will be used initially to reduce indebtedness under the Credit Facility. The Company intends to use such increased borrowing capacity, together with internally generated funds, to finance (i) its 1997 planned capital expenditure program and (ii) an estimated $5 million to conduct and evaluate a 3-D seismic survey in connection with the Cotton Valley Exploratory Project.

    The Credit Facility, which was renewed in July 1996, established a revolving loan facility with an initial borrowing base of $52 million, subject to a monthly commitment reduction of $1 million. As of September 30, 1996, the adjusted borrowing base was $49.0 million and the outstanding indebtedness under the Credit Facility was $36.5 million, resulting in an availability at that date of $12.5 million. The borrowing base and the monthly commitment reduction are scheduled to be redetermined in November 1996 and at least semi-annually thereafter; however, the Company or the banks may request such redeterminations at any other time during the year. Any redetermination will be made at the discretion of the banks. If, at any time, outstanding advances plus letters of credit exceed the borrowing base, the Company will be required to (i) pledge additional collateral, (ii) prepay the excess in not more than five equal monthly installments or (iii) elect to convert the entire amount outstanding under the Credit Facility to a term obligation based on amortization formulas set forth in the loan agreement. The Company has pledged its oil and gas properties to secure advances under the Credit Facility and contains standard restrictive covenants dealing with the Company's ability to incur additional indebtedness, grant liens on its properties and other matters. All outstanding balances on the Credit Facility may be designated, at the Company's option, as either "Base Rate Loans" or "Eurodollar Loans" (as defined in the loan agreement), provided that not more than two Eurodollar traunches may be outstanding at any time. Base Rate Loans bear interest at a fluctuating base rate plus a base rate margin ranging from 0% to 0.5% per annum, depending on levels of outstanding advances and letters of credit. Eurodollar Loans bear interest at the LIBOR rate for a fixed period of time elected by the Company plus a Eurodollar margin ranging from 1.25% to 2% per annum. In addition, the Company pays the banks a commitment fee equal to 0.5% per annum on the unused portion of the revolving loan commitment. Interest and fees are payable quarterly, and all outstanding principal and interest will be due July 31, 1999.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is quoted on the Nasdaq National Market under the symbol "CWEI." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported on the Nasdaq National Market.

                                                                                           HIGH        LOW
                                                                                          -------    -------
YEAR ENDING DECEMBER 31, 1996:
  Fourth Quarter (through October 2, 1996).............................................   $10 1/8    $ 9 5/8
  Third Quarter........................................................................    12          7 3/8
  Second Quarter.......................................................................    10 7/8      3 3/4
  First Quarter........................................................................     4 3/8      2 5/8
YEAR ENDED DECEMBER 31, 1995:
  Fourth Quarter.......................................................................   $ 3 3/8    $ 2
  Third Quarter........................................................................     3 5/8      2 3/8
  Second Quarter.......................................................................     4 3/4      2 3/4
  First Quarter........................................................................     6 1/2      3 3/4
YEAR ENDED DECEMBER 31, 1994:
  Fourth Quarter.......................................................................   $ 9 1/4    $ 5
  Third Quarter........................................................................     9 1/2      6 1/2
  Second Quarter.......................................................................    10 3/4      6 1/2
  First Quarter........................................................................    15         10

    The quotations in the table above reflect inter-dealer prices without retail markups, markdowns or commissions. On October 2, 1996, the last reported sale price for the Common Stock on the Nasdaq National Market was $10 1/8. As of October 2, 1996, the Company had approximately 1,100 beneficial and record stockholders.

                                DIVIDEND POLICY

    The Company has not paid any dividends since its inception and for the foreseeable future intends to follow a policy of retaining all of its earnings, if any, to finance the development and continued expansion of its business. There can be no assurance that dividends will ever be paid by the Company. Pursuant to the terms of the Credit Facility, the Company is currently limited in its ability to pay dividends on its Common Stock (except dividends paid in shares of Common Stock) to an amount which does not exceed 50% of the Company's net income for the fiscal year in which the dividends are declared. Any future determination as to payment of dividends will depend upon the Company's financial condition, results of operations and other such factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

    The following table sets forth the total consolidated capitalization of the Company at June 30, 1996, and as adjusted to reflect the issuance of 1,250,000 shares of Common Stock offered by the Company at an assumed offering price of $10 1/8 per share, and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                    AT JUNE 30, 1996
                                                                                 -----------------------
                                                                                   ACTUAL    AS ADJUSTED
                                                                                 ----------  -----------
                                                                                     (IN THOUSANDS)

Long-term debt.................................................................  $   38,528   $  26,914
                                                                                 ----------  -----------
Stockholders' equity:
  Preferred Stock, par value $.10 per share; 3,000,000 shares authorized; no
    shares issued and outstanding (1)..........................................      --          --
  Common Stock, par value $.10 per share; 15,000,000 shares authorized;
    7,477,473 shares issued and outstanding (8,727,473 shares as adjusted) (1)
    (2)........................................................................         748         873
  Additional paid-in capital...................................................      53,153      64,642
  Retained deficit.............................................................     (14,814)    (14,814)
                                                                                 ----------  -----------
    Total stockholders' equity.................................................      39,087      50,701
                                                                                 ----------  -----------
    Total capitalization.......................................................  $   77,615   $  77,615
                                                                                 ----------  -----------
                                                                                 ----------  -----------

------------------------

(1) At June 30, 1996, the Company's authorized capital stock consisted solely of 10,000,000 shares of $.10 par value common stock. In September 1996, the Company amended its Certificate of Incorporation to authorize the issuance of 3,000,000 shares of preferred stock, $.10 par value, and to increase the number of authorized shares of Common Stock from 10,000,000 to 15,000,000.

(2) Does not include 12,848 shares of Common Stock issued pursuant to stock compensation plans subsequent to June 30, 1996 and 270,766 shares of Common Stock issuable upon exercise of currently outstanding options.

                         SELECTED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth summary consolidated financial data of the Company for each of the five years ended December 31, 1995, which have been derived from the Company's audited Consolidated Financial Statements. The financial data for each of the three years ended December 31, 1993 include the historical results of the Company and its Predecessors prior to the Consolidation. The financial data of the Company for the six months ended June 30, 1995 and 1996 have been derived from the Company's unaudited interim Consolidated Financial Statements, which in the opinion of management of the Company, have been prepared on the same basis as the annual Consolidated Financial Statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The information in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein. The results for the six month period ended June 30, 1996 are not necessarily indicative of results for the full year.

                                                                                                                      SIX
                                                                                                                    MONTHS
                                                                                                                     ENDED
                                                                           YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                            -----------------------------------------------------  ---------
                                                              1991       1992       1993       1994       1995       1995
                                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales.....................................  $  80,042  $  60,134  $  55,041  $  43,617  $  43,883  $  23,222
    Natural gas services..................................      5,859      5,159      4,554      5,868      5,388      3,717
                                                            ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues......................................     85,901     65,293     59,595     49,485     49,271     26,939
                                                            ---------  ---------  ---------  ---------  ---------  ---------
  Costs and Expenses:
    Lease operations......................................     15,873     13,459     12,788     12,775     13,533      6,986
    Exploration...........................................      8,432      4,365      6,198      7,139      1,555        432
    Natural gas services..................................      3,677      2,746      2,518      3,510      3,714      2,450
    Depreciation, depletion and amortization..............     39,348     28,769     26,751     25,248     25,110     13,810
    Impairment of property and equipment..................     --         --         --         --         10,259     --
    General and administrative............................      6,068      5,416      6,876      5,659      3,708      2,017
                                                            ---------  ---------  ---------  ---------  ---------  ---------
      Total costs and expenses............................     73,398     54,755     55,131     54,331     57,879     25,695
                                                            ---------  ---------  ---------  ---------  ---------  ---------
      Operating income (loss).............................     12,503     10,538      4,464     (4,846)    (8,608)     1,244
    Interest expense......................................      6,339      6,807      4,003      4,461      5,493      2,991
    Other income (expense)................................        416       (740)       149        759      6,022        249
                                                            ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before income taxes.....................      6,580      2,991        610     (8,548)    (8,079)    (1,498)
    Income taxes (1)......................................      2,237      1,017        207     --         --         --
                                                            ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss).....................................  $   4,343  $   1,974  $     403  $  (8,548) $  (8,079) $  (1,498)
                                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss) per common share....................  $    1.36  $    0.62  $    0.09  $   (1.50) $   (1.31) $   (0.26)
                                                            ---------  ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------  ---------
    Weighted average common shares outstanding............      3,200      3,200      4,700      5,700      6,165      5,704
OTHER DATA:
  Net cash provided by operating activities...............  $  54,134  $  27,795  $  29,716  $  23,672  $  24,201  $  15,254
  EBITDAX (2).............................................     60,699     42,932     37,562     28,300     34,338     15,735
  EBITDAX per share.......................................      18.97      13.42       7.99       4.96       5.57       2.76


                                                              1996
                                                            ---------

STATEMENT OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales.....................................  $  27,517
    Natural gas services..................................      1,949
                                                            ---------
      Total revenues......................................     29,466
                                                            ---------
  Costs and Expenses:
    Lease operations......................................      7,161
    Exploration...........................................        279
    Natural gas services..................................      1,571
    Depreciation, depletion and amortization..............     11,852
    Impairment of property and equipment..................      1,186
    General and administrative............................      1,671
                                                            ---------
      Total costs and expenses............................     23,720
                                                            ---------
      Operating income (loss).............................      5,746
    Interest expense......................................      1,943
    Other income (expense)................................         40
                                                            ---------
    Income (loss) before income taxes.....................      3,843
    Income taxes (1)......................................     --
                                                            ---------
    Net income (loss).....................................  $   3,843
                                                            ---------
                                                            ---------
    Net income (loss) per common share....................  $    0.51
                                                            ---------
                                                            ---------
    Weighted average common shares outstanding............      7,553
OTHER DATA:
  Net cash provided by operating activities...............  $  19,496
  EBITDAX (2).............................................     19,103
  EBITDAX per share.......................................       2.53

                                                                 AT DECEMBER 31,                AT JUNE 30, 1996
                                                         -------------------------------  ----------------------------
                                                           1993       1994       1995       ACTUAL     AS ADJUSTED (3)
                                                         ---------  ---------  ---------  -----------  ---------------
BALANCE SHEET DATA:
  Working capital (deficit)............................  $  (3,891) $ (12,269) $ (13,717)  $  (5,196)     $  (5,196)
  Total Assets.........................................    116,116    111,746     93,161      94,672         94,672
  Long-term debt.......................................     49,283     49,147     33,538      38,528         26,914
  Stockholders' equity.................................     47,474     38,926     34,996      39,087         50,701

------------------------------
(1) Prior to the Consolidation, income taxes were computed at the applicable federal statutory rate.

(2) EBITDAX refers to earnings before income taxes, interest expense, depreciation, depletion and amortization, impairment of property and equipment and exploration costs. EBITDAX is a financial measure commonly used in the Company's industry and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(3) As adjusted to reflect receipt by the Company of estimated net proceeds from the issuance of 1,250,000 shares of Common Stock and the application of such proceeds. See "Use of Proceeds" and "Capitalization."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion is intended to assist in understanding the Company's historical consolidated financial position at December 31, 1993, 1994 and 1995, and June 30, 1996, and results of operations and cash flows for each of the three years in the period ended December 31, 1995 and the unaudited six month periods ended June 30, 1995 and 1996. The Company's historical Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus contain detailed information that should be referred to in conjunction with the following discussion.

OVERVIEW

    The Company commenced operations in May 1993, following the Consolidation and completion of the Company's initial public offering. The Company and its predecessors have been engaged in the exploration for and development and production of oil and gas in the Trend since 1976. During the 20-year period, the Company has continually adapted its Trend drilling techniques to take advantage of technological advancements available to the industry, particularly in the area of horizontal drilling tools.

    Oil and gas production in the Trend is generally characterized by a high initial production rate, followed by a steep rate of decline. In order to maintain its oil and gas reserve base, the Company must find and develop or acquire proven reserves sufficient to replace those being depleted through current production. The Company has attempted to supplement its Trend reserves with longer-life reserves by diversifying its activities into (i) foreign exploration and development ventures, (ii) 3-D exploration projects in areas of Texas other than the Trend, and (iii) acquisitions of producing properties. Although the Company has enjoyed some success through the acquisition of properties in the Jalmat Field of New Mexico and the Texas Gulf Coast area, none of the Company's exploration activities conducted outside the Trend during 1993 and 1994 were commercially productive. As a result, the Company determined in 1995 to direct its efforts in the North Giddings Block, where it has developed substantial experience, and presently plans to continue to explore for and develop oil and gas reserves from the North Giddings Block during the remainder of 1996 and 1997.

    The Company follows the successful efforts method of accounting for its oil and gas properties, whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized using the unit-of-production method based on estimated proved reserves. Costs of unproved properties are initially capitalized. Those properties with significant acquisition costs are periodically assessed and any impairment in value is charged to expense. The amount of impairment recognized on unproved properties which are not individually significant is determined by amortizing the costs of such properties within appropriate groups based on the Company's historical experience, acquisition dates and average lease terms. Exploration costs, including geological and geophysical expenses and delay rentals, are charged to expense as incurred. Exploratory drilling costs, including the cost of stratigraphic test wells, are initially capitalized but charged to expense if and when the well is determined to be unsuccessful.

RESULTS OF OPERATIONS

    The following table sets forth certain operating information of the Company for the periods presented:

                                                                                                      SIX MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                   -------------------------------  --------------------
                                                                     1993       1994       1995       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
OIL AND GAS PRODUCTION DATA:
  Oil (Mbbls)....................................................      1,881      1,709      1,831        954      1,080
  Gas (Mmcf).....................................................     10,364      8,369      6,845      3,640      2,816
  Total (MBOE)...................................................      3,608      3,104      2,972      1,561      1,549
AVERAGE OIL AND GAS SALES PRICES (1):
  Oil ($/Bbl)....................................................  $   17.41  $   15.72  $   17.35  $   17.62  $   19.08
  Gas ($/Mcf)....................................................  $    2.15  $    1.98  $    1.77  $    1.74  $    2.41
OPERATING COSTS AND EXPENSES ($/BOE PRODUCED):
  Lease operations...............................................  $    3.54  $    4.12  $    4.55  $    4.48  $    4.62
  Oil and gas depletion..........................................  $    7.03  $    7.81  $    8.16  $    8.54  $    7.40
  General and administrative.....................................  $    1.90  $    1.82  $    1.24  $    1.29  $    1.07
NET WELLS DRILLED:
  Horizontal wells...............................................       27.6       16.2       23.5       15.5       13.2
  Vertical wells.................................................        0.1        3.6     --         --            1.1

------------------------

(1) Includes effects of hedging transactions.

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

    REVENUES

    Oil and gas sales increased 19% from $23.2 million during the six months ended June 30, 1995 to $27.5 million during the six months ended June 30, 1996 due primarily to a 13% increase in oil production and an 8% rise in oil prices, net of hedging losses. Production from wells completed subsequent to June 30, 1995 accounted for 40% of total oil production for the 1996 period. Production from such wells more than offset the effects of steep production declines from previously existing Trend wells. Although gas prices increased 39%, the benefit from such increase was substantially offset by a 23% decline in gas production. Revenues from natural gas services decreased 48% from $3.2 million during the 1995 period to $1.9 million during the 1996 period due primarily to the sale of the Company's two principal gas gathering and processing systems in August 1995.

    COSTS AND EXPENSES

    Lease operations expenses increased 3% from $7.0 million during the 1995 period to $7.2 million during the 1996 period while production on a BOE basis decreased 1%, resulting in an increase in lease operations expenses on a BOE basis from $4.48 per BOE during the 1995 period to $4.62 per BOE during the 1996 period. Operating expenses of Trend wells are generally lower on a BOE basis in the early stages of production since a large portion of the operating expenses are fixed in nature and do not vary with production volume. As production volumes decline, operating expenses per BOE typically increase.

    Depreciation, depletion and amortization ("DD&A") expense decreased 14% from $13.8 million during the 1995 period to $11.9 million during the 1996 period due primarily to a 13% decline in the Company's average depletion rate per BOE. Under the successful efforts method of accounting, costs of oil and gas properties are amortized on a unit-of-production method based on estimated proved reserves. The lower depletion rate is attributable to a combination of higher proved reserves from newly completed wells and lower depletable costs resulting from the recording of a non-cash provision for the impairment of certain producing properties in the fourth quarter of 1995 due to the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets" ("SFAS 121"). As a result, the average depletion rate declined from $8.54 per BOE during the 1995 period to $7.40 per BOE during the 1996 period.

    The Company recorded an additional provision for impairment of property and equipment of $1.2 million during the 1996 period due to a revision in estimated proved oil and gas reserves attributable to one undeveloped location in the Texas Gulf Coast area.

    General and administrative ("G&A") expenses decreased 15% from $2.0 million during the 1995 period to $1.7 million during the 1996 period. Beginning in March 1994, the Company reduced its overhead by implementing certain cost reduction measures, including the closing of its San Antonio office, the elimination or reduction of certain professional services, and the control of personnel costs through staff and wage reductions and employee benefit cost controls. The full impact of these measures was not realized until the third quarter of 1995.

    Costs of natural gas services decreased 36% from $2.5 million during the 1995 period to $1.6 million during the 1996 period due primarily to the sale of the Company's two principal gas gathering and processing systems in August 1995.

    INTEREST EXPENSE AND OTHER

    Interest expense decreased 37% from $3.0 million during the 1995 period to $1.9 million during the 1996 period due primarily to lower average levels of indebtedness on the Credit Facility and, to a lesser extent, lower average interest rates. The average daily principal balance outstanding on the Credit Facility during the 1996 period was $40.5 million compared to $57.8 million in 1995. The effective annual interest rate on bank debt during the 1996 period was 9.7% compared to 10.3% in 1995. Proceeds from the sale of assets in August 1995 and January 1996 and the sale of Common Stock through a shareholder rights offering in September 1995, which aggregated approximately $15 million, were used to reduce bank indebtedness.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    REVENUES

    Oil and gas sales increased 1% from $43.6 million in 1994 to $43.9 million in 1995 due primarily to higher oil prices, the benefit of which was largely eliminated by the effects of lower gas prices and a 4% decline in oil and gas production. Although production from wells completed after December 31, 1994 accounted for 33% of the Company's 1995 production, these additions were more than offset by characteristically steep production declines from previously existing Trend wells. Average prices received for oil production increased 10% while average gas prices declined 11%.

    Revenues from natural gas services decreased 8% from $5.9 million in 1994 to $5.4 million in 1995, despite the sale in August 1995 of the Company's two principal gas gathering and processing systems, since one of the systems sold was acquired effective January 1995 and did not contribute to revenues in 1994.

    COSTS AND EXPENSES

    Lease operations expenses increased 5% from $12.8 million in 1994 to $13.5 million in 1995 despite a 4% decline in BOE production. On a BOE basis, lease operations expenses increased from $4.12 per BOE to $4.55 per BOE. Operating expenses of Trend wells are generally lower on a BOE basis in the early stages of production since a large portion of the operating expenses are fixed in nature and do not vary with production volume. As production volumes decline, operating expenses per BOE typically increase. In addition, during 1995, the Company conducted most of its drilling activity in the updip area of the Trend where the reservoir pressures are lower. Generally, this requires wells to be converted from flowing wells to electric-powered pumping units at an earlier stage of production, which increases the lifting costs associated with the updip wells.

    Effective October 1, 1995, the Company adopted SFAS 121, and recorded a $10.3 million non-cash provision for impairment of certain producing assets. Substantially all of the impaired assets are located in the Pearsall Field in the Trend.

    DD&A expense remained constant from 1994 to 1995, despite a 4% decline in production, due to slightly higher amortization rates per BOE. Under the successful efforts method of accounting, costs of oil and gas properties are amortized on a unit-of-production method based on estimated proved reserves. The effects on amortization rates of a 15% downward revision of estimated proved reserves at December 31, 1994 were substantially offset by the adoption of SFAS 121, which reduced DD&A rates on the impaired properties.

    G&A expenses decreased 35% from $5.7 million in 1994 to $3.7 million in 1995. Since March 1994, the Company has reduced its overhead by implementing certain cost reduction measures, including the closing of its San Antonio office, the elimination or reduction of certain professional services, and the control of personnel costs through staff and wage reductions and employee benefit cost controls. The benefit of these measures was fully realized in 1995.

    Exploration costs decreased 77% from $7.1 million in 1994 to $1.6 million in 1995 due primarily to provisions for dry hole costs, impairments of unproved properties and seismic expenses in 1994 related to the Company's acreage in the Sabine Area of the Trend, its Argentina venture and its West and North Central Texas 3-D seismic program which did not recur in 1995.

    Costs of natural gas services increased 6% from $3.5 million in 1994 to $3.7 million in 1995 despite the sale in August 1995 of the Company's two principal gas gathering and processing systems. The reduction in costs related to the assets sold was more than offset by the fact that one of the systems sold was acquired effective January 1995 and did not contribute to costs in 1994.

    INTEREST EXPENSE AND OTHER

    Interest expense increased 22% from $4.5 million in 1994 to $5.5 million in 1995 due primarily to higher average interest rates on the Credit Facility. The effective annual interest rate on bank debt during 1995 was 10.6% compared to 8.7% in 1994. Proceeds from the sale of certain natural gas gathering and processing systems in August 1995 and the sale of Common Stock pursuant to a rights offering in September 1995 resulted in a slight reduction in average levels of bank debt in 1995. The average daily principal balance outstanding on bank debt during 1995 was $52.3 million compared to $52.6 million in 1994.

    Other income increased from $800,000 in 1994 to $6.0 million in 1995. In August 1995, the Company sold certain gas gathering assets for aggregate net proceeds of $7.7 million, resulting in a combined gain on sale of property and equipment of $6.0 million, net to the Company.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    REVENUES

    Oil and gas sales decreased 21% from $55.0 million in 1993 to $43.6 million in 1994 due to a combination of lower oil and gas production and lower product prices. Oil and gas production on a BOE basis decreased 14% from 1993. Trend wells drilled in 1994 accounted for 12% of 1994 oil and gas production, while 1994 acquisitions contributed 2%, both of which were more than offset by the steep production declines which are characteristic of Trend wells. In addition, prices received for oil and gas production also declined during 1994 by 10% and 8%, respectively, accounting for approximately one-third of the 21% decrease in oil and gas sales.

    Revenues from natural gas services increased 28% from $4.6 million in 1993 to $5.9 million in 1994 due primarily to additional revenues generated in 1994 from the Company's Mentone gas treatment facility which was completed in August 1993 and additional revenues generated through third party gas marketing arrangements originating in December 1993.

    COSTS AND EXPENSES

    Lease operations expenses remained relatively constant in 1994 as compared to 1993 despite a 14% decline in BOE production. On a BOE basis, lease operations expenses increased from $3.54 per BOE to $4.12 per BOE. Operating expenses of Trend wells are generally lower on a BOE basis in the early stages of production since a large portion of the operating expenses are fixed in nature and do not vary with production volume. As production volumes decline, operating expenses per BOE generally increase. In addition, during 1994, the Company conducted most of its drilling activity in the updip area of the Trend where the reservoir pressures are lower. Generally, this requires wells to be converted from flowing wells to electric-powered pumping units at an earlier stage of production, which increases the lifting costs associated with the updip wells.

    DD&A expense decreased 6% from $26.8 million in 1993 to $25.2 million in 1994 due to a 14% decline in BOE production which was offset in part by higher amortization rates per BOE. Under the successful efforts method of accounting, costs of oil and gas properties are amortized on a unit-of-production method based on estimated proved reserves. Quantities of estimated proved reserves were revised downward by 15% on a BOE basis during 1994, contributing to an increase in the depletion rate for the fourth quarter of 1994 to $9.11 per BOE compared to $7.81 per BOE for the entire 1994 year.

    G&A expenses decreased 17% from $6.9 million in 1993 to $5.7 million in 1994 despite the incurrence of $601,000 of G&A expenses attributable to the Company's Argentina venture in 1994. In March 1994, and again in January 1995, the Company implemented certain cost reduction measures, including the elimination of three senior level positions, in order to reduce overhead and conserve financial resources. The Company reduced professional fees significantly during 1994. In addition, the Company closed its San Antonio office and consolidated all exploration and production functions, other than field operations, into its corporate headquarters in Midland.

    Exploration costs increased 15% from $6.2 million in 1993 to $7.1 million in 1994 due primarily to increases in provisions for dry holes and impairments of unproved properties, offset in part by reductions in seismic expenses. During 1994, the Company recorded provisions for impairments of other unproved acreage totaling $2.6 million, the most significant of which was attributable to the Sabine area of the Trend. In addition, the Company recorded a provision for dry holes and abandonments of $2.5 million related to an unsuccessful exploration venture in the Colhue Huapi area of Argentina and expensed $1.4 million of seismic costs, dry hole costs and leasehold impairments related to a 3-D seismic program in West and North Central Texas initiated in 1993. By comparison, the 1993 exploration costs included $2.4 million of dry hole costs related to the unsuccessful results of two exploratory wells, $1.9 million of leasehold impairments (primarily related to the Sabine area of the Trend) and $1.5 million of seismic costs related to the West and North Central Texas 3-D program.

    Costs of natural gas services increased 40% from $2.5 million in 1993 to $3.5 million in 1994 due primarily to the third party gas marketing arrangements discussed under "Revenues" above. Since these arrangements are typically characterized by low gross profit margins, the percentage increase in costs was disproportionately higher than the associated percentage increase in revenues.

    INTEREST EXPENSE AND OTHER

    Interest expense increased 13% from $4.0 million in 1993 to $4.5 million in 1994 due to higher average interest rates during 1994, offset in part by lower average levels of bank indebtedness. The effective annual interest rate on bank debt during 1994 was 8.7% compared to 7.6% in 1993. The average daily principal balance outstanding on bank debt during 1994 was $52.6 million compared to $54.1 million in 1993.

    Included in other income during 1994 was a $600,000 gain related to a favorable ruling in a legal proceeding for which a loss provision had been recorded in 1992.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

    The Company's primary financial resource is its oil and gas reserves. In accordance with the terms of the Credit Facility, the banks establish a borrowing base, as derived from the estimated value of the Company's oil and gas properties, against which the Company may borrow funds as needed to supplement its internally generated cash flow as a source of financing for its capital expenditure program. Product prices, over which the Company has very limited control, have a significant impact on such estimated value and thereby on the Company's borrowing availability under the Credit Facility. Within the confines of product pricing, the Company must be able to find and develop or acquire oil and gas reserves in a cost effective manner in order to generate sufficient financial resources through internal means to complete the financing of its capital expenditure program.

    The following discussion sets forth the Company's current plans for capital expenditures in 1996 and 1997 and the expected capital resources needed to finance such plans.

CAPITAL EXPENDITURES

    During the remainder of 1996 and in 1997, the Company plans to focus its efforts in the North Giddings Block. During the six months ended June 30, 1996, the Company completed 13 net wells in the North Giddings Block and plans to drill an additional 13 net wells during the remainder of 1996 in this area. In addition, the Company is also actively acquiring additional acreage and extending the terms of existing leases in the North Giddings Block.

    At the present level of planned activity, the Company's capital expenditures are expected to be approximately $33 million in 1996, of which $17 million was incurred in the first six months of 1996. Capital expenditures in 1997 are expected to be approximately $30 million, excluding any exploration costs attributable to the Cotton Valley Exploratory Project. If oil prices and drilling results remain favorable, the Company may accelerate its drilling program by contracting for a third rig, thereby increasing its planned capital expenditures for 1997 to approximately $42 million. In addition, the Company plans to spend approximately $5 million in 1997 to conduct and evaluate a proprietary 3-D seismic survey in connection with the Cotton Valley Exploratory Project. Substantially all of the planned future activity is discretionary. This allows the Company to make adjustments to its level of exploratory and capital expenditures based upon such factors as the availability of capital resources, product prices and drilling results. Thus, if the Company's ability or desire to conduct the planned activities is diminished or enhanced by any of these factors, the Company can modify its capital expenditures accordingly. See "--Capital Resources" and "Business and Properties--Cotton Valley Exploratory Project."

    The Company does not have any specified amounts of capital expenditures designated for acquisitions of proven properties in 1996 and 1997. However, the Company plans to actively seek and evaluate acquisition opportunities and will commit only to those acquisitions which the Company can adequately finance through internal and external sources.

CAPITAL RESOURCES

    CREDIT FACILITY. The Company had $12.5 million of funds available to it under the Credit Facility at September 30, 1996. The banks' loan commitment currently reduces by $1 million each month. Net proceeds from the Offering will initially be utilized to reduce indebtedness under the Credit Facility. The

Company intends to use such increased borrowing capacity, together with internally generated funds, to finance (i) its 1997 planned capital expenditure program and (ii) an estimated $5 million to conduct and evaluate a proprietary 3-D seismic survey as a part of the Cotton Valley Exploratory Project. See "Use of Proceeds."

    WORKING CAPITAL AND CASH FLOW. During the six months ended June 30, 1996, the Company generated cash flow from operating activities of $19.5 million and received proceeds from the sale of assets of $3.5 million. During the same period, the Company spent $16.7 million on capital expenditures and repaid $4.7 million on a term loan facility. The residual cash flow of $1.6 million was primarily used to reduce the amount of indebtedness outstanding on a revolving loan facility.

    The Company's working capital deficit decreased from $13.7 million at December 31, 1995 to $5.2 million at June 30, 1996 due primarily to a reduction in current portion of long-term debt. Based upon the initial borrowing base and scheduled commitment reductions set forth in the Credit Facility, no portion of the outstanding balance on the Credit Facility is deemed to be a current liability at June 30, 1996.

    The Company believes that the funds to be available under the Credit Facility following the Offering and cash provided by operations will be adequate to fund the Company's operations and projected capital and exploratory expenditures during the remainder of 1996 and 1997. However, since the amount of the borrowing base is subject to factors such as drilling results, product prices and discount rates and may be redetermined by the banks at any time, there can be no assurance that all of these combined sources of funds will be adequate to meet the Company's capital and exploratory expenditure program, in which case the Company may be required to cease or delay such activities.

INFLATION AND CHANGES IN PRICES

    The Company's revenues and the value of its oil and gas properties have been and will continue to be affected by changes in oil and gas prices. The Company's ability to maintain adequate borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent on oil and gas prices. Oil and gas prices are subject to significant seasonal and other fluctuations that are beyond the Company's ability to control or predict. In an attempt to manage this price risk, the Company from time to time engages in hedging transactions.

    Although certain of the Company's costs and expenses are affected by the level of inflation, inflation did not have a significant effect on the Company's results of operations during 1996.

HEDGING TRANSACTIONS

    From time to time, the Company has utilized hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow, as well as to reduce its exposure to price fluctuations. While the use of these hedging arrangements limits the downside risk of price declines, such use may also limit any benefits which may be derived from price increases.

    The Company uses various financial instruments, such as swaps and collars, whereby monthly settlements are based on differences between the prices specified in the instruments and the settlement prices of certain futures contracts quoted on the New York Mercantile Exchange ("NYMEX") or certain other indices. Generally, when the applicable settlement price is less than the price specified in the contract, the Company receives a settlement from the counterparty based on the difference. Similarly, when the applicable settlement price is higher than the specified price, the Company pays the counterparty based on the difference. The instruments utilized by the Company differ from futures contracts in that there is not a contractual obligation which requires or allows for the future delivery of the hedged products.

    As of the date of this Prospectus, the Company has no open positions in swap, collar or other financial hedging arrangements. However, the Company may in the future enter into various hedging arrangements in order to realize commodity prices which it considers favorable under the circumstances.

                            BUSINESS AND PROPERTIES

GENERAL

    Clayton Williams Energy, Inc. is primarily engaged in the exploration, development and production of oil and natural gas, and to a lesser extent, in the gathering and marketing of natural gas. Since 1988, the Company and its predecessors have concentrated their drilling activities primarily in the Trend, which extends from South Texas through East Texas, Louisiana and other southern states and includes the Austin Chalk formation. The Company also has operations in the Jalmat Field located in Southeastern New Mexico and in the Texas Gulf Coast. As of June 30, 1996, the Company had estimated proved reserves totaling 6,844 Mbbls of oil and 37.7 Bcf of gas with a PV-10 Value of approximately $100.3 million as estimated by the Independent Engineers. At June 30, 1996, the Company held interests in 455 gross (337.1 net) oil and gas wells and owned leasehold interests in approximately 191,289 gross (129,632 net) undeveloped acres.

BUSINESS STRATEGY

    The Company's business strategy is to increase reserves and production through exploration and development of its oil and gas properties, concentrating its efforts in the Trend. The Company has operated in the Trend for 20 years and drilled or participated in the drilling of 634 gross vertical and horizontal wells. Development of the Austin Chalk formation, which is characterized by fractured carbonate reservoirs, has been enhanced by advances in horizontal drilling and completion technologies since the early 1990's. These advances have provided the Company with the opportunity to develop new reserves and to generate more attractive economic returns in the Austin Chalk formation. The Company believes that it is one of the leaders in horizontal drilling in the Trend. Since the beginning of 1990 the Company has drilled or participated in 223 gross (175.2 net) horizontal wells in the Trend.

    The Company's operational focus for the remainder of 1996 and 1997 will be the continued development of the North Giddings Block, which the Company has assembled in the updip area of the Giddings Field in east central Texas. The Company has accumulated 109,000 net acres in the North Giddings Block and is continuing to lease acreage in this area. The North Giddings Block is located in the northern area of the Giddings Field in Burleson, Robertson and Milam Counties, Texas, where the Austin Chalk formation is encountered at depths ranging from 5,500 feet to 7,000 feet.

    During the six months ended June 30, 1996, the Company added 1,718 MBOE of estimated proved reserves through extensions and discoveries primarily in the North Giddings Block. Reserve additions for the first six months of 1996 were 110% of production for the same period, while production for such period was approximately the same on an MBOE basis as in the first six months of 1995. As of June 30, 1996, the Company had 61.2 producing net wells in the North Giddings Block and 76 additional drilling locations, of which seven are locations to which proved undeveloped reserves are attributed by the Independent Engineers.

    The Company believes, based on initial 2-D seismic surveys, that a portion of the North Giddings Block is on-trend with the Cotton Valley pinnacle reef play. Successful wells have been drilled in the Cotton Valley formation approximately 24 miles northeast of the North Giddings Block. The Company has planned the Cotton Valley Exploratory Project in three phases to explore for potential reserves in this formation. The first phase is a proprietary 3-D seismic survey covering a portion of the North Giddings Block that is anticipated to commence in early 1997. The second phase is the evaluation of the seismic data to delineate any drilling opportunities in the Cotton Valley formation. The Company estimates that the cost of conducting the survey and evaluating the data will be approximately $5 million. The third phase would be the exploratory drilling of any delineated prospects. The Company estimates that it will take approximately 12 months to conduct the survey and evaluate the seismic data before any drilling could be commenced. The Company's ability to drill any delineated prospects will depend upon the availability of capital and other factors that may be beyond its control. See "Risk Factors--Liquidity and Capital Resources" and "--Risk of Exploratory Activities."

PRINCIPAL AREAS OF OPERATIONS

    THE TREND. The Company's current production of oil and gas in the Trend is derived principally from the Austin Chalk formation in the Giddings Field. At June 30, 1996, the Company had interest in 214 gross (157.3 net) producing wells in the Giddings Field, including 145 horizontal and 69 vertical wells. For the six months ended June 30, 1996, the Company's daily net production in the Giddings area averaged approximately 5,242 Bbls of oil and 8,702 Mcf of gas. The Company has drilled 15 wells in the Giddings Field during the first half of 1996, all of which were completed as productive wells. The Company operates 81% of its wells in the Giddings Field.

    Since May 1994, the Company has concentrated its Trend drilling activities in the North Giddings Block. Wells producing from the Austin Chalk formation in this updip portion of the Giddings Field are more prone to produce oil than gas. The Company's current drilling technique in this area involves the drilling of "dual stacked" lateral horizontal wells in the "A" and "B" zones of the Austin Chalk formation. Dual stacked lateral wells involve the extension of horizontal well bores in the same direction from the vertical extension of the well with one lateral designed to penetrate the "A" zone and the other lateral designed to penetrate the "B" zone. Currently, the combined length of the Company's dual stacked horizontal laterals in this area ranges from 10,000 feet to 11,000 feet and a completed dual stacked lateral well costs approximately $950,000, excluding acreage costs.

    As the Company's drilling activities in the North Giddings Block move to the southwest, the Company may modify its drilling techniques to utilize "dual opposed" horizontal laterals in which horizontal laterals are drilled in opposite directions from the vertical extension of the well with both laterals designed to penetrate the "A" zone, which is the deeper of the two Austin Chalk zones. This technique has been designed to extend horizontal laterals into the "B" zone at a date subsequent to initial completion.

    The Company also has production from the Pearsall area of the Trend, located in south central Texas. The Company discontinued drilling activities in the Pearsall area in 1993 and has no plans to resume drilling activities in this area. For the six months ended June 30, 1996, the Company's daily net production from wells located in the Pearsall area averaged approximately 432 Bbls of oil and 551 Mcf of gas. The Company operates 98% of its wells in the Pearsall area.

    The Company's wells in the Trend are routinely subjected to cyclic water stimulation. Cyclic water stimulation involves pumping large volumes of water at high injection rates into a well, shutting-in the well for ten days to two weeks, and then returning the well to production. Water is pumped into the reservoir in several stages and is absorbed into the micro-pore spaces of the rock, thereby displacing oil into the fractures where it may be more readily produced and, in some cases, extending the fracture system. The Company has used the cyclic water stimulation method since 1987. The Company generally uses this treatment technique during the well completion process and repeats the process 12 to 18 months after a well has been placed in production.

    JALMAT FIELD. The Jalmat Field, which is located in Lea County, New Mexico, was discovered in 1935. The Company has working interests in 132 gross (106.7 net) producing wells, all of which are operated by the Company and are located on approximately 8,023 net acres. Following the Company's acquisition of the Jalmat Field properties in 1988, a major recompletion and workover program was commenced. This program included recompletion of both existing and temporarily abandoned wells, and the use of hydraulic fracture stimulation on wells in the Jalmat Field. Through June 30, 1996, 57 gross (46.1 net) gas wells have been successfully recompleted. For the six months ended June 30, 1996, the Company's average daily production from this field was 117 Bbls of oil and 3,954 Mcf of gas.

    Although the Company's long-term strategy in the Jalmat Field is to resume a recompletion and workover program, no such activities have been undertaken in 1996. The Company has 23 proved recompletion or workover opportunities and 3 proved undeveloped drilling locations available to drill in the future. Depending upon gas prices, the Company may conduct activities on certain of these locations in 1997.

    TEXAS GULF COAST. The Company owns interests in 26 gross (8.3 net) wells in Wharton and Matagorda Counties in the Gulf Coast region of Texas. These wells were acquired through two acquisitions in 1994 and are operated by third parties. The Company's daily net production from this area during the six months ended June 30, 1996 averaged approximately 85 Bbls of oil and 1,305 Mcf of gas.

COTTON VALLEY EXPLORATORY PROJECT

    As the first phase of the Cotton Valley Exploratory Project, the Company plans to initiate a 3-D seismic survey during 1997 in its North Giddings Block to determine if seismic features can be identified in the Cotton Valley Haynesville formation at depths ranging from 15,000 to 16,000 feet indicating the presence of Cotton Valley pinnacle reef formations. The northern edge of the North Giddings Block is approximately 24 miles northeast from the nearest current Cotton Valley production. The presence of favorable 3-D seismic data provides no assurance of success with respect to any subsequent drilling activities. Less than half of the wells drilled northeast of the North Giddings Block in search of Cotton Valley pinnacle reefs have been productive. The Company believes that all such wells have been drilled based on 3-D seismic surveys. The Company estimates that a completed Cotton Valley pinnacle reef well would cost at least $4,000,000. See "Risk Factors--Risk of Exploratory Activities."

PROVED RESERVES

    The following table sets forth certain information as of June 30, 1996 with respect to the Company's estimated proved oil and gas reserves and the present value of estimated future net revenues therefrom (discounted at 10%).

                                                                                PROVED        PROVED
                                                                               DEVELOPED    UNDEVELOPED     TOTAL
                                                                              -----------  -------------  ----------
Oil (Mbbls).................................................................       6,022           822         6,844
Gas (Mmcf)..................................................................      31,440         6,257        37,697
MBOE........................................................................      11,262         1,865        13,127
Present value of estimated future net revenues (in thousands)...............   $  93,022     $   7,319    $  100,341

    The following table sets forth certain information as of June 30, 1996 regarding the Company's proved oil and gas reserves in each of its principal producing areas.

                                                PROVED RESERVES                                               PERCENTAGE OF
                                     -------------------------------------                  PRESENT VALUE    PRESENT VALUE OF
                                                                TOTAL OIL    PERCENT OF     OF FUTURE NET       FUTURE NET
                                                               EQUIVALENT     TOTAL OIL    REVENUES BEFORE   REVENUES BEFORE
AREA OR FIELD                        OIL (MBBLS)  GAS (MMCF)     (MBOE)      EQUIVALENT     INCOME TAXES       INCOME TAXES
-----------------------------------  -----------  -----------  -----------  -------------  ---------------  ------------------
                                                                                           (IN THOUSANDS)
Trend..............................       6,281       14,807        8,749         66.6%       $  75,837              75.6%
Jalmat.............................         320       15,323        2,874         21.9           14,919              14.9
Texas Gulf Coast...................         121        2,729          576          4.4            5,159               5.1
Other..............................         122        4,838          928          7.1            4,436               4.4
                                          -----   -----------  -----------       -----     ---------------          -----
    Total..........................       6,844       37,697       13,127        100.0%       $ 100,341             100.0%
                                          -----   -----------  -----------       -----     ---------------          -----
                                          -----   -----------  -----------       -----     ---------------          -----

    The estimates as of June 30, 1996 of proved reserves, future net revenues from proved reserves and the present value of such future net revenues before income taxes set forth in this Prospectus were based on a report prepared by the Independent Engineers, a copy of which is included in Annex A. For purposes of preparing such estimates, the Independent Engineers reviewed production data through June 30, 1996 for properties representing 84% of the estimated present value of the Company's proved developed producing reserves and through earlier dates for the balance of the Company's properties. In order to calculate the proved reserve estimates as of June 30, 1996, the Independent Engineers assumed that production for each of the Company's properties since the date of the last production data reviewed was in accordance with the production decline curve for such property.

    In accordance with applicable guidelines of the Commission, the estimates of the Company's proved reserves and future net revenues therefrom set forth herein are made using oil and gas sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties. The weighted average of the sales prices utilized for the purposes of estimating the Company's proved reserves and the future net revenues therefrom as of June 30, 1996 were $20.10 per Bbl and $2.24 per Mcf of gas. Estimated quantities of proved reserves and future net revenues therefrom are affected by changes in oil and gas prices. Oil and gas prices have fluctuated widely in recent years.

    Also in accordance with Commission guidelines, the estimates of the Company's proved reserves and future net revenues therefrom are made using current lease and well operating costs estimated by the Company. Lease operating expenses for oil wells operated by the Company in the Austin Chalk, Buda and Georgetown formations were estimated using a combination of fixed and variable-by-volume costs consistent with the Company's experience in operating such wells. For purposes of calculating future net revenues and the discounted present value therefrom, operating costs exclude accounting and administrative overhead expenses attributable to the Company's working interest in wells operated by it under joint operating agreements, but include administrative costs associated with production offices. The present values of proved reserves set forth herein should not be construed as the current market value of the estimated proved oil and gas reserves attributable to the Company's properties. See "Risk Factors-- Uncertainty of Estimates of Reserves and Future Net Revenues."

EXPLORATION AND DEVELOPMENT ACTIVITIES

    The Company drilled, or participated in the drilling of, the following numbers of wells during the periods indicated.

                                                                      YEAR ENDED DECEMBER 31,            SIX MONTHS
                                                              ----------------------------------------     ENDED
                                                                                                          JUNE 30,
                                                                  1993          1994          1995          1996
                                                              ------------  ------------  ------------  ------------
                                                              GROSS   NET   GROSS   NET   GROSS   NET   GROSS   NET
                                                              -----   ----  -----   ----  -----   ----  -----   ----
DEVELOPMENT WELLS:
  Oil.......................................................    22    17.9    14    11.7    24    21.0    15    12.7
  Gas.......................................................     4     2.6     2     1.5     1     0.5   --      --
  Dry.......................................................   --      --    --      --    --      --    --      --
                                                              -----   ----  -----   ----  -----   ----  -----   ----
    Total...................................................    26    20.5    16    13.2    25    21.5    15    12.7
                                                              -----   ----  -----   ----  -----   ----  -----   ----
                                                              -----   ----  -----   ----  -----   ----  -----   ----
EXPLORATORY WELLS:
  Oil.......................................................     6     5.3     4     2.9     2     2.0     1     1.0
  Gas.......................................................     2     1.1     1     1.0   --      --    --      --
  Dry.......................................................     1     0.8     5     2.7   --      --      2      .6
                                                              -----   ----  -----   ----  -----   ----  -----   ----
    Total...................................................     9     7.2    10     6.6     2     2.0     3     1.6
                                                              -----   ----  -----   ----  -----   ----  -----   ----
                                                              -----   ----  -----   ----  -----   ----  -----   ----
TOTAL WELLS:
  Oil.......................................................    28    23.2    18    14.6    26    23.0    16    13.7
  Gas.......................................................     6     3.7     3     2.5     1      .5   --      --
  Dry.......................................................     1     0.8     5     2.7   --      --      2      .6
                                                              -----   ----  -----   ----  -----   ----  -----   ----
    Total...................................................    35    27.7    26    19.8    27    23.5    18    14.3
                                                              -----   ----  -----   ----  -----   ----  -----   ----
                                                              -----   ----  -----   ----  -----   ----  -----   ----

    The information contained in the foregoing table should not be considered indicative of future drilling performance, nor should it be assumed that there is any necessary correlation between the number of productive wells drilled and the amount of oil and gas that may ultimately be recovered by the Company.

    The Company does not own any drilling rigs and all of its drilling activities are conducted by independent contractors on a day rate basis under standard drilling contracts. At June 30, 1996, the Company had two drilling rigs under contract in the North Giddings Block.

PRODUCTIVE WELL SUMMARY

    The following table sets forth certain information regarding the Company's ownership as of June 30, 1996, of productive wells in the areas indicated.

                                                                           OIL                     GAS               TOTAL
                                                                  ----------------------  ----------------------  -----------
                                                                     GROSS        NET        GROSS        NET        GROSS
                                                                  -----------  ---------  -----------  ---------  -----------
Trend...........................................................         246       185.3          21        15.5         267
Jalmat Area.....................................................          37        30.0          95        76.7         132
Texas Gulf Coast................................................           1          .4          25         7.9          26
Other...........................................................          24        19.9           6         1.4          30
                                                                         ---   ---------         ---   ---------         ---
    Total.......................................................         308       235.6         147       101.5         455
                                                                         ---   ---------         ---   ---------         ---
                                                                         ---   ---------         ---   ---------         ---


                                                                     NET
                                                                  ---------
Trend...........................................................      200.8
Jalmat Area.....................................................      106.7
Texas Gulf Coast................................................        8.3
Other...........................................................       21.3
                                                                  ---------
    Total.......................................................      337.1
                                                                  ---------
                                                                  ---------

    The Company seeks to act as operator of the wells in which it owns a significant interest. As operator of a well, the Company is able to manage drilling and production operations as well as other matters affecting the production and sale of oil and gas. In addition, the Company receives fees from other working interest owners for the operation of the wells. At June 30, 1996, the Company was the operator of 378 wells, or approximately 83% of the 455 total wells in which it has a working interest. Production from those operated wells represented approximately 91% of the Company's total net production for the six months ended June 30, 1996.

VOLUMES, PRICES AND PRODUCTION COSTS

    The following table sets forth certain information regarding the production volumes of, average sales prices received from, and average production costs associated with the Company's sales of oil and gas for the periods indicated.

                                                                                                      SIX MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,         JUNE 30, 1996
                                                                   -------------------------------  --------------------
                                                                     1993       1994       1995       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
OIL AND GAS PRODUCTION DATA:
  Oil (Mbbls)....................................................      1,881      1,709      1,831        954      1,080
  Gas (Mmcf).....................................................     10,364      8,369      6,845      3,640      2,816
  Total (MBOE)...................................................      3,608      3,104      2,972      1,561      1,549
AVERAGE SALES PRICE (1):
  Oil ($/Bbl)....................................................  $   17.41  $   15.72  $   17.35  $   17.62  $   19.08
  Gas ($/Mcf) (2)................................................  $    2.15  $    1.98  $    1.77  $    1.74  $    2.41
AVERAGE PRODUCTION COSTS:
  ($/BOE) (3)....................................................  $    3.54  $    4.12  $    4.55  $    4.48  $    4.62

------------------------

(1) Includes effects of hedging transactions.

(2) Includes natural gas liquids.

(3) Includes direct lifting costs (labor, repairs and maintenance, materials and supplies), workover costs and the administrative costs of production offices, insurance and property and severance taxes.

DEVELOPMENT, EXPLORATION AND ACQUISITIONS EXPENDITURES

    The following table sets forth certain information regarding the costs incurred by the Company in its development, exploration and acquisition activities during the periods indicated.

                                                                          YEAR ENDED DECEMBER 31,      SIX MONTHS
                                                                      -------------------------------  ENDED JUNE
                                                                        1993       1994       1995      30, 1996
                                                                      ---------  ---------  ---------  -----------
                                                                                     (IN THOUSANDS)
Property Acquisitions:
  Proved............................................................  $  --      $  10,199  $  --       $   1,246
  Unproved..........................................................      5,978      2,325      2,254       2,852
Developmental Costs.................................................     25,519     13,136     16,823      11,461
Exploratory Costs...................................................     11,219      5,699      1,407       1,167
                                                                      ---------  ---------  ---------  -----------
                                                                      $  42,716  $  31,359  $  20,484   $  16,726
                                                                      ---------  ---------  ---------  -----------
                                                                      ---------  ---------  ---------  -----------

ACREAGE

    The following table sets forth certain information regarding the Company's developed and undeveloped leasehold acreage as of June 30, 1996. Acreage in which the Company's interest is limited to royalty, overriding royalty and similar interests is excluded.

                                                       DEVELOPED            UNDEVELOPED              TOTAL
                                                  --------------------  --------------------  --------------------
                                                    GROSS       NET       GROSS       NET       GROSS       NET
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Trend...........................................     89,807     77,520     97,888     79,612    187,695    157,132
Jalmat Area.....................................      9,481      8,023          0          0      9,481      8,023
Texas Gulf Coast................................      8,617      3,922        562        163      9,179      4,085
Other...........................................     17,110      2,423     92,839     49,857    109,949     52,280
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Total.........................................    125,015     91,888    191,289    129,632    316,304    221,520
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------

MARKETS

    GENERAL. The revenues generated from the Company's oil and gas operations are highly dependent upon the prices of and the demand for its oil and gas production. The prices received by the Company for its oil and gas production depend upon numerous factors beyond the Company's control. Future decreases in the prices of oil and gas could have an adverse effect on the Company's proved reserves, revenues, profitability and cash flow. See "Risk Factors--Volatility of Oil and Gas Prices." As a result of these factors, the Company engages in price hedging activities from time to time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging Transactions."

    OIL SALES. Most oil purchasers periodically publish price bulletins to inform producers of the base price for various grades and locations of crude oil. These bulletins establish what is known in the oil and gas industry as the "posted price." The posted price applicable to most of the Company's oil production is generally $1 to $2 per barrel lower than the price quoted on the NYMEX for spot West Texas Intermediate ("WTI") contracts since the oil purchaser must bear the cost to physically gather, transport and store the purchased crude oil.

    The Company's oil production from the Trend is sold under three separate contracts. The Giddings Field production from Burleson, Brazos and Robertson Counties is primarily sold to Plains Marketing and Transportation, Inc. ("Plains"), under a contract which expires December 31, 1996, at a price based on the average NYMEX price for WTI, less an agreed-upon deduction. The Giddings Field production from Washington, Fayette and Lee Counties is sold to Plains, under a contract which expires December 31, 1996 at a price based on the higher of the average monthly posted price of Koch Oil Company or Pride Pipeline Company, L.P. ("Pride"), plus an agreed-upon bonus. The Pearsall area production is sold to Plains, under a contract which expires December 31, 1996, at a price based on EOTT Energy Corp.'s monthly weighted average posted price for WTI, less an agreed-upon deduction for sour oil, and plus an agreed-upon bonus for sweet oil.

    Oil from the Jalmat Field is sold to Plains under a month-to-month contract. This production is sold at a price equal to Pride's average monthly posted price for WTI, less an agreed upon deduction.

    GAS SALES. The Company is committed to sell substantially all of its gas production from the Giddings Field to Aquila Southwest Pipeline Corporation ("Aquila") through September 1997. The predecessor to Aquila was formed in 1987 to acquire the assets of certain Predecessors engaged in the gas transmission and processing businesses. In connection with the sale of such assets, certain of the Predecessors dedicated certain gas production and processing rights with respect to wells located in the Giddings Field and other area counties (the "Dedicated Counties") to Aquila under terms which generally require Aquila to match the best terms which the Company is able to obtain for its gas well gas and to offer the best terms Aquila is offering for comparable quantities and qualities of casinghead gas from the Dedicated Counties ("Dedication Agreement"). The Dedication Agreement with respect to gas well gas produced from the Dedicated Counties expires January 30, 1997.

    As a result of the Dedication Agreement, the Company is a party to a gas purchase contract dated October 1, 1991 with Aquila (the "Purchase Contract") and has committed its gas to Aquila pursuant to a gas processing agreement (the "Processing Agreement"). Both the Purchase Contract and the Processing Agreement cover gas production from the Dedicated Counties. The term of the Purchase Contract expires September 30, 1997. The prices received by the Company for gas sold pursuant to the Purchase Contract and the Processing Agreement are based upon formulae which are generally market responsive. The Company also has reserved the right pursuant to the Purchase Contract to market its residue gas to a third party.

    Effective August 1, 1995, the Company began selling substantially all of its gas production from the Jalmat Field to Sid Richardson Gasoline, Ltd. ("Richardson") under a contract which expires October 31, 2004. The price received by the Company for residue gas sold pursuant to this contract is based upon proceeds received by Richardson less a service fee and is generally market responsive. The Company also shares in the proceeds received by Richardson for liquids extracted from the Company's gas. Although the Company is currently selling its residue gas to Richardson, it has the right to make sales to any other third party.

    A substantial portion of the Company's gas production from the Pearsall area is sold to a subsidiary of the Company under two long-term contracts.

    During 1995, Aquila purchased 52% and Richardson and its predecessor combined to purchase 17% of the Company's gas production. If Aquila and Richardson cease purchasing gas from the Company, the Company believes that it would be able to replace such purchasers, although no assurance can be given as to the prices it would be able to obtain from other parties; however, the loss of Richardson as a purchaser in the Jalmat Field could result in curtailed production due to the type of pipeline facilities otherwise available in the area.

NATURAL GAS SERVICES

    The Company owns an interest in and operates seven gas gathering systems and three gas processing plants in the states of Texas and Mississippi. These natural gas service facilities consist of interests in approximately 70 miles of pipeline, two amine treating plants, one liquids extraction plant and three compressor stations. The Company does not derive a significant portion of its consolidated operating income from natural gas services and does not consider this business to be a strategic part of its business plan.

COMPETITION AND MARKETS

    Competition in all areas of the Company's operations is intense. Major and independent oil and gas companies and oil and gas syndicates actively bid for desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. A number of the Company's competitors have financial resources and acquisition, exploration and development budgets that are substantially greater than those of the Company, which may adversely affect the Company's ability to compete with these companies. Such companies may be able to pay more for productive oil and gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit.

    The market for oil, gas and natural gas liquids produced by the Company depends on factors beyond its control, including domestic and foreign political conditions, the overall level of supply of and demand for oil, gas and natural gas liquids, the price of imports of oil and gas, weather conditions, the price and availability of alternative fuels, the proximity and capacity of gas pipelines and other transportation facilities and overall economic conditions. The oil and gas industry as a whole also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

REGULATION

    The Company's oil and gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects its profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

    The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced from the Company's properties.

    The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas transportation rates and service conditions, which affect the marketing of gas produced by the Company, as well as the revenues received by the Company for sales of such production. Since the mid-1980s, the FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"), that have significantly altered the marketing and transportation of gas. Order 636 mandates a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of the FERC's purposes in issuing the orders is to increase competition within all phases of the gas industry. Generally, Order 636 has eliminated or substantially increased competition and volatility in natural gas markets. While significant regulatory uncertainty remains, Order 636 may ultimately enhance the Company's ability to market and transport its gas, although it may also subject the Company to greater competition and more restrictive pipeline imbalance tolerances and greater associated penalties for violation of such tolerances. Numerous parties have filed petitions for review of Order 636, as well as orders in individual pipeline restructuring proceedings. In July 1996, Order 636 was generally upheld on appeal. The portions remanded for further action do not appear to materially affect the Company. It is difficult to predict when all appeals of Order 636 will be completed or their impact on the Company.

    The FERC has recently announced several important transportation-related policy statements and proposed rule changes. In 1995, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. In January 1996, the FERC issued a policy statement and a request for comments concerning alternatives to its traditional cost-of-service ratemaking methodology, including criteria to be used in evaluating proposals to charge market-based rates for the transportation of natural gas. In addition, the FERC recently issued a notice of proposed rulemaking pursuant to which it proposes to substantially revise its regulations regarding releases of firm interstate natural gas pipeline capacity. While any resulting FERC action regarding these matters would affect the Company only indirectly, the FERC's current rules and policy statements may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be trated materially differently than other natural gas producers and marketers with which it competes.

    Sales of oil and natural gas liquids by the Company are not regulated and are made at market prices. The price the Company receives from the sale of those products is affected by the cost of transporting the products to market. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rate to inflation, subject to certain conditions and limitations. These regulations could increase the cost of transporting oil and natural gas liquids by pipeline, although the most recent adjustment generally decreased rates. The Company is not able to predict with any certainty what effect, if any, these regulations will have on it, but, other factors being equal, the regulations may, over time, tend to increase transportation costs or reduce wellhead prices for oil and natural gas liquids.

ENVIRONMENTAL MATTERS

    Operations of the Company are subject to numerous and constantly changing federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of certain permits, restrict or prohibit the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production, restrict or prohibit drilling activities that could impact wetlands, endangered or threatened species or other protected natural resources and impose substantial liabilities for pollution resulting from the Company's operations. Such laws and regulations may substantially increase the cost of exploring for, developing or producing oil and gas and may prevent or delay the commencement or continuation of a given project. In the opinion of the Company's management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the cost of compliance with such laws and regulations has not been material and is not expected to be material during the next fiscal year. Nevertheless, changes in existing environmental laws and regulations or in the interpretations thereof could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. For instance, legislation has been proposed in Congress from time to time that would reclassify certain oil and gas production wastes as "hazardous wastes," which reclassification would make exploration and production wastes subject to much more stringent handling, disposal and clean-up requirements. State initiatives to further regulate the disposal of oil and gas wastes and naturally occurring radioactive materials are also pending in certain states, including Texas, and these various initiatives could have a similar impact on the Company.

    The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regarding to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances found at the time and persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third paries to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Company is able to control directly the operation of only those wells with respect to which it acts as operator. Notwithstanding the Company's lack of control over wells operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, be attributed to the Company. The Company has no material commitments for capital expenditures to comply with existing environmental requirements.

EMPLOYEES

    At August 31, 1996, the Company had approximately 100 full-time employees. None of the Company's employees is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

    The Company is a defendant in a suit styled THE STATE OF TEXAS, ET AL V. UNION PACIFIC RESOURCES COMPANY ET AL, presently pending in Lee County, Texas. The suit attempts to establish a class action consisting of unidentified royalty and working interest owners throughout the State of Texas. Among other things, the plaintiffs are seeking actual and exemplary damages for alleged violation of various statutes relating to common carriers and common purchasers of crude oil including discrimination in the purchase of oil by giving preferential treatment to defendants' own oil and conspiring to keep the posted price or sales price of oil below market value. A general denial has been filed. Because the Company is neither a common purchaser nor common carrier of oil, management of the Company believes there is no merit to the allegations as they relate to the Company or its operations.

    In addition, the Company is a defendant or codefendant in minor lawsuits that have arisen in the ordinary course of business. While the outcome of these lawsuits cannot be predicted with certainty, management does not expect any of these to have a material adverse effect on the Company's consolidated financial condition or results of operations.

                                   MANAGEMENT

    The following are the members of the Company's Board of Directors and the Company's executive officers:

NAME                                      AGE                                    POSITION
------------------------------------     -----     ---------------------------------------------------------------------
Clayton W. Williams, Jr.............          64   Chairman of the Board, President, Chief Executive Officer and a
                                                    Director

L. Paul Latham......................          44   Executive Vice President, Chief Operating Officer and a Director

Mel G. Riggs........................          41   Senior Vice President--Finance, Secretary, Treasurer, Chief Financial
                                                    Officer and a Director

Robert C. Lyon......................          58   Vice President--Gas Gathering and Marketing

Patrick C. Reesby...................          43   Vice President--Acquisition/New Ventures

Jerry F. Groner.....................          34   Vice President--Land and Lease Administration

T. Mark Tisdale.....................          39   Vice President and General Counsel

Stanley S. Beard (1)(2).............          55   Director

William P. Clements (1)(2)..........          79   Director

Robert L. Parker (1)(2).............          72   Director

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

    Following are brief descriptions of the business experience of the Company's directors and executive officers:

    CLAYTON W. WILLIAMS, JR. has served as Chairman of the Board, President and Chief Executive Officer and as a Director of the Company since September 1991. Mr. Williams has been the Chief Executive Officer of the Williams Entities for in excess of 15 years.

    L. PAUL LATHAM is Executive Vice President, Chief Operating Officer and a Director of the Company, having served in such capacities since September 1991. Mr. Latham continues to serve as President of ClayDesta Corporation, a Williams Entity engaged in real estate development and management.

    MEL G. RIGGS has served as Senior Vice President--Finance, Secretary, Treasurer, and Chief Financial Officer since 1991, and as a Director since 1994. Mr. Riggs has served as manager of finance for various Williams Entities since 1989.

    ROBERT C. LYON is Vice President--Gas Gathering and Marketing of the Company. Mr. Lyon has been employed by the Company and its Predecessors since 1991.

    PATRICK C. REESBY is Vice President--Acquisition/New Ventures of the Company. He has been employed by the Company or its Predecessors since 1981.

    JERRY F. GRONER is Vice President--Land and Lease Administration of the Company. He has served as Manager of Land and Lease Administration since 1994. Prior to 1994, he served as Associate General Counsel of the Company and its Predecessors since 1990.

    T. MARK TISDALE is Vice President and General Counsel of the Company. He has been employed by the Company and its Predecessors since 1988.

    STANLEY S. BEARD, is a Director of the Company and a member of the Compensation and Audit Committees of the Board of Directors. Mr. Beard has been an independent oil and gas operator for over twenty years, and has been a consultant to Mr. Williams periodically since 1968. See "Certain Transactions and Relationships--Certain Contractual
Arrangements--Consulting Arrangements."

    WILLIAM P. CLEMENTS is a Director of the Company and a member of the Compensation and Audit Committees of the Board of Directors. Mr. Clements is a former Governor of the State of Texas, having served two terms in such office from 1979 to 1983 and from 1987 to 1991 and has been engaged in private investments for more than the past five years.

    ROBERT L. PARKER is a Director of the Company and a member of the Compensation and Audit Committees of the Board of Directors. Mr. Parker has been Chairman of the Board of Parker Drilling Company, a publicly-owned corporation providing contract drilling services, for more than the past five years. He also serves as a director of MAPCO, Inc., a diversified energy company, Weatherford-Enterra Corporation, an international provider of specialized services and products to the oil and gas industry, Bank of Oklahoma Financial Corp. and Norwest Bank of Texas, Kerrville, N.A.

    The following table sets forth the names, ages, titles and dates of employment of certain other significant employees of the Company.

                                                                         EMPLOYED
NAME                         AGE                  POSITION                 SINCE
-----------------------      ---      --------------------------------  -----------
D. Gregory Benton                34   Exploitation Manager                    1990
Jeffery R. Cummins               42   Drilling Manager                        1981
David G. Grafe                   34   Production Manager                      1989
Mark B. Heinen                   41   Acquisitions Manager                    1993
Samuel L. Lyssy                  34   Exploration Manager                     1990
Ed Norwood                       67   Team Leader Cotton Valley               1996
Michael L. Pollard               46   Controller                              1993

    Prior to joining the Company in October 1996, Ed Norwood was an Advanced Senior Geologist with Marathon Oil Company, and was involved in Marathon's Cotton Valley pinnacle reef exploratory program.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information as to the number and percentage of shares of Common Stock owned beneficially as of September 30, 1996 by (i) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) certain of the Company's directors and executive officers, and (iii) all directors and officers of the Company as a group. Unless otherwise indicated in the footnotes following the table, the named beneficial owner had sole voting and investment power over the shares of Common Stock shown as beneficially owned by such beneficial owner.

                                                                                                     PERCENT OWNED
                                                                                               --------------------------
NAME AND ADDRESS OF                                                                NUMBER OF      BEFORE        AFTER
BENEFICIAL OWNER                                                                     SHARES      OFFERING      OFFERING
---------------------------------------------------------------------------------  ----------  ------------  ------------
Clayton Williams Partnership, Ltd. (1)...........................................   3,772,009        50.4%         43.2%

CWPLCO, Inc. (1).................................................................   3,772,009        50.4%         43.2%

Clayton W. Williams, Jr. (1) (2).................................................   4,063,335        54.1%         46.4%

Heartland Advisors, Inc. (3).....................................................   1,139,388        15.2%         13.0%
790 North Milwaukee Street
Milwaukee, WI 53202

Metropolitan Life Insurance Company..............................................     556,168         7.4%          6.4%
One Madison Avenue
New York, NY 10010

State Street Research & Management Company (4)...................................     528,412         7.1%          6.1%
One Financial Center, 30th Floor
Boston, MA 02111-2690

L. Paul Latham (5)...............................................................      12,661       *             *

Mel G. Riggs (6).................................................................      11,437       *             *

Stanley S. Beard (7).............................................................      11,579       *             *

William P. Clements (7)..........................................................       9,874       *             *

Robert L. Parker (7).............................................................      12,118       *             *

T. Mark Tisdale (8)..............................................................       6,180       *             *

All officers and directors as a group (10 persons) (9)...........................   4,148,172        54.9%         47.1%

------------------------

*   Less than 1% of shares outstanding.

(1) The mailing address of Clayton Williams Partnership, Ltd., CWPLCO, Inc. and Mr. Williams is Six Desta Drive, Suite 3000, Midland, Texas 79705. CWPLCO, Inc. is the sole general partner of Clayton Williams Partnership, Ltd. Mr. Williams shares voting and investment power with respect to the shares owned by Clayton Williams Partnership, Ltd. and CWPLCO, Inc. The Company granted Clayton Williams Partnership, Ltd. ("CWPL") and CWPLCO, Inc. certain "piggy-back" registration rights with respect to the shares of Common Stock each entity received in connection with the Consolidation. Whenever the Company proposes to register any of its securities under the Securities Act (other than registrations in connection with stock option plans and certain other registrations) each of CWPL and CWPLCO may require the Company, subject to certain limitations, to include all or any portion of such shares of Common Stock in any such registrations. CWPL and CWPLCO have each waived their registration rights in connection with this Offering.

(2) Includes (a) an aggregate of 3,772,009 shares owned of record by Clayton Williams Partnership, Ltd. and CWPLCO, Inc. and beneficially owned by Mr. Williams due to Mr. Williams' control of Clayton Williams Partnership, Ltd. and CWPLCO, Inc., (b) 1,878 shares owned by Mr. Williams' spouse, (c) 588 shares owned by an estate administered by Mr. William's spouse, (d) 202,527 shares owned directly by Mr. Williams (including 4,679 shares held in the Company's 401(k) Plan & Trust over which Mr. Williams exercises investment control),
    (e) 12,594 shares owned by three of Mr. Williams' children residing with him, (f) 49,434 shares in Trusts of which Mr. Williams is the Trustee and
    (g) the right to acquire beneficial ownership through presently exercisable options to purchase 24,305 shares of Common Stock granted under the 1993 Stock Compensation Plan at an option price of $2.375 per share.

(3) Represents shares owned by clients of Heartland Advisors, Inc.

(4) Represents shares owned by clients of State Street Research & Management Company.

(5) Includes (a) 2,895 shares owned directly by Mr. Latham (including 212 shares held in the Company's 401(k) Plan & Trust which Mr. Latham exercises investment control) and (b) the right to acquire beneficial ownership through presently exercisable options to purchase 9,766 shares of Common Stock granted under the 1993 Stock Compensation Plan at an option price of $2.375 per share.

(6) Includes (a) 2,852 shares owned directly by Mr. Riggs (including 162 shares held in the Company's 401(k) Plan & Trust over which Mr. Riggs exercises investment control), (b) 1,382 shares over which Mr. Riggs exercises control under a Power of Attorney and (c) the right to acquire beneficial ownership through presently exercisable options to purchase 7,203 shares of Common Stock granted under the 1993 Stock Compensation Plan at an option price of $2.375 per share.

(7) Includes, in the case of Messrs. Beard, Clements and Parker, the right to acquire beneficial ownership through presently exercisable options to purchase (i) 1,000 shares each of Common Stock granted under the outside Directors Stock Option Plan at an option price of $15.75 per share, (ii) 1,000 shares each of Common Stock granted under the Outside Directors Stock Option Plan at an option price of $7.25 per share, (iii) 1,000 shares each of Common Stock granted under the Outside Directors Stock Option Plan at an option price of $5.50 per share and (iv) 1,000 shares each of Common Stock granted under the Outside Directors Stock Option Plan at an option price of $3.25 per share.

(8) Includes (a) 3,030 shares owned directly by Mr. Tisdale (including 2,271 shares held in the Company's 401(k) Plan & Trust over which Mr. Tisdale exercises investment control) and (b) the right to acquire beneficial ownership through presently exercisable options to purchase 3,150 shares of Common Stock granted under the 1993 Stock Compensation Plan at an option price of $2.375 per share.

(9) Includes all rights of directors and executive officers to acquire beneficial ownership through presently exercisable options to purchase shares of Common Stock granted under the Outside Directors Stock Option Plan and the 1993 Stock Compensation Plan.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

THE CONSOLIDATION

    The Company was formed to consolidate and continue certain operations previously conducted by the Predecessors, which are controlled by Mr. Williams. Concurrent with the completion of the Company's initial public offering, certain of the operations of the Predecessors were consolidated, and the Company succeeded to the oil and gas properties, exploration and development operations and the natural gas gathering and marketing operations of the Predecessors, except for the Excluded Properties.

    In connection with the Consolidation, 3,200,000 shares of Common Stock were issued to the predecessors of certain of the Affiliated Holders in exchange for oil and gas properties, gas gathering facilities and other assets transferred to the Company by the Predecessors. The predecessors of such Affiliated Holders disposed of 325,000 of such shares in the initial public offering.

CERTAIN CONTRACTUAL ARRANGEMENTS

    SERVICE AGREEMENT. The Company and the Williams Entities are parties to an agreement (the "Service Agreement") pursuant to which the Company furnishes services to, and receives services from, such entities. Under the Agreement, the Company provides general accounting services, legal services, payroll and benefits services and aircraft usage to the Williams Entities, as well as lease operating and technical services with respect to the Excluded Properties. The Williams Entities provide tax preparation and planning services to the Company. The Company believes that these services can be performed on a more economical basis through the use of shared personnel than by the establishment of separate facilities. The recipient of a service is obligated to reimburse the provider for the salary and benefit expenses incurred in providing such service and the allocable portion of its associated general and administrative expenses. In general, charges for personnel under the Service Agreement are made on a per hour basis except that the Williams Entities are not required to pay in excess of $50,000 per year for general accounting services and the Company is not required to pay in excess of $40,000 per year for tax services. The obligation to provide such services may be canceled by the Company or any of the Williams Entities upon notice periods ranging from 30 days to 180 days. The Service Agreement also allows for the Company and the Williams Entities to maintain certain joint insurance coverage, including term life, medical and disability insurance. The cost of such insurance is allocated among the parties on a cost per employee basis which the Company believes to be reasonable. In addition, the Service Agreement provides for the sharing of computer usage, which arrangement can be canceled by the Company or the Williams Entities upon 180 days' notice. Each party is entitled under the Service Agreement to audit the books and records of any other party to ensure that charges made thereunder are proper and to submit any dispute to arbitration by an independent third party. In general, the Company does not provide to or obtain from unaffiliated third parties most categories of services covered by the Service Agreement and it is not known upon what terms such services would be available from, or made available to, such parties. However, to the extent that the Company has provided services to the Williams Entities at cost under the Service Agreement, the Company believes that the terms upon which it has provided such services may be less favorable than the terms the Company could have negotiated with unaffiliated third parties. Conversely, to the extent that the Company has received services from the Williams Entities at cost under the Service Agreement, the Company believes that the terms upon which such services were available to the Company may be more favorable than the terms the Company could have negotiated with unaffiliated third parties. During 1995, the Williams Entities paid the Company approximately $772,000, while the Company paid the Williams Entities approximately $16,000, both pursuant to the Service Agreement.

    OFFICE LEASE. The Company leases approximately 40,000 square feet of office space in ClayDesta Center in Midland, Texas, pursuant to lease agreements expiring at dates not later than November 1998. The building was owned by ClayDesta Corporation until August 15, 1995. The Company continues to sublease 7,164 square feet from ClayDesta pursuant to an agreement which expires November 15, 1998. The Company believes each lease agreement is on terms not less favorable than those generally available to unaffiliated parties for comparable office space in the building.

    GAS GATHERING MATTERS. Robert C. Lyon, Vice President Gathering and Marketing, has a five percent net profits interest with respect to the presently owned and future acquired gas gathering systems of the Company. Generally, the Company's net profits from their gas gathering systems are computed in accordance with generally accepted accounting principles, except that the Company may charge against such profits an amount equal to its cost of funds on its net fixed assets after depreciation. If Mr. Lyon leaves the employment of the Company for any reason other than being discharged for cause, his net profits interest is reduced to 1.5 percent and terminates seven years after the cessation of his employment. In addition, Mr. Lyon also has the right to acquire 10 percent of the gas plants and systems of the Company by paying 10 percent of the acquisition and construction costs concurrently with the Company payment of such costs. During 1995, the Company sold its interest in two gas gathering and processing systems. Mr. Lyon owned a direct ownership interest in one of the systems pursuant to his right to acquire

10 percent of the Company's interest in such system. As a result, Mr. Lyon received $296,862 of sales proceeds in connection with this transaction. In addition, Mr. Lyon received $364,597 pursuant to his net profits interest in 1995, of which $311,915 related to the net profit realized by the Company and its Subsidiaries from the sale of these systems.

    CONSULTING AGREEMENTS. Stanley S. Beard, a Director of the Company and a member of the Compensation and Audit Committees, served as a consultant to the Company in connection with the disposition of certain properties previously acquired by the Company in connection with its 3-D seismic exploration efforts which were undertaken primarily in 1994. Mr. Beard received a monthly consulting fee of $3,000, plus reimbursements of out-of-pocket expenses, for such services. In total, Mr. Beard received $38,668 in consulting fees and expense reimbursements during 1995. The consulting arrangements with Mr. Beard were terminated in January 1996.

    LOVING COUNTY PARTNERSHIP AGREEMENT. The Company entered into a partnership effective in October 1995, (the "Partnership") with the Williams Entities for the purpose of owning and operating certain wells and a gas treating plant located in Loving County, Texas. Previous to the creation of the Partnership the Company, along with Ellersly, Inc. ("Ellersly"), a company owned by Mr. Lyon (the "Plant Owners"), owned the Mentone gas plant which is a gas treating facility and associated pipeline of approximately seven miles in length (the "Plant"). The Williams Entities owned interests in the Gataga 5-A well and the Gataga 2-A well (collectively, the "Gataga Wells"). The Gataga Wells were designated as Excluded Properties at the time of the Company's initial public offering. The gas produced from the Gataga Wells must be treated in order to render the gas marketable. The Plant treats gas from the Gataga Wells and one other well, but is primarily dependent on the Gataga 5-A well in order to remain economically viable. In 1995, a tubing leak was discovered in the Gataga 5-A which jeopardized the continued long-term production from the well and, correspondingly, the economic viability of the Plant. Due to the projected high cost of repairing the tubing leak and the cause thereof, the Williams Entities were not prepared to undertake such costs. Because the economic viability of the Plant and the Gataga 5-A are dependent on one another, the Company and the Williams Entities determined that it was in their best interest to enter into the Partnership in order to protect the respective values of these assets. The Plant Owners contributed all their interests in the Plant and the Williams Entities contributed their interest in the Gataga Wells to the Partnership. Currently, the Partnership provides for an allocation of revenues and expenses of 50 percent to the well owners, 45 percent to the Company and 5 percent to Ellersly. In reliance upon the opinion of an independent third party gas industry expert that the terms of the Partnership are fair and reasonable to both the Company and the Williams Entities, the creation of the Partnership and the terms of the Agreement were approved by the Company's outside directors.

    ACQUISITION OF OIL AND GAS INTERESTS. From time to time, the Company may offer its employees, including its officers, the opportunity to participate with the Company in acquisition and drilling activities on selected prospects. The Company may authorize certain employees to purchase an interest in prospects to be drilled or acquired by the Company, by paying the Company their pro rata percentage of acquisition and drilling and completion costs (including costs incurred by the Company prior to the date an interest is purchased by an employee) on the same terms and conditions as the Company. In no instances will such employee participation in the aggregate exceed 10% of the Company's interest in a particular prospect. Any grant to any employee of the Company of the opportunity to purchase an interest in a prospect must be approved by the Compensation Committee. In the period since inception of the Company, this policy has only been implemented one time. In January 1996, 18 employees of the Company (including 6 of the Company's officers) purchased an aggregate 8.75% working interest in a drilling prospect in which the Company participated in Karnes County, Texas. The total consideration paid by the Company's employees was $12,724 ($4,362 of which was paid by the Company's officers). The sole well drilled on the prospect resulted in a dry hole.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 3,000,000 shares of Preferred Stock, par value $.10 per share ("Preferred Stock"), and 15,000,000 shares of Common Stock, par value $.10 per share. Upon the completion of this Offering, the issued and outstanding capital stock of the Company will consist of 8,740,321 shares of Common Stock.

    The following description of certain matters relating to the capital stock of the Company is summary in nature and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed with the Commission.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. In the event of the dissolution, liquidation or wind-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock to be sold by the Company in this Offering will be, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue 3,000,000 shares of Preferred Stock, in one or more series, and to fix the rights, preferences, qualifications, privileges, limitations or restrictions of each such series without any further vote or action by the stockholders, including the dividend rights, dividend rate, conversation rights, voting rights, terms of redemption (including sinking funds provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such prices. No shares of Preferred Stock have ever been issued, and the Company has no present plans to issue any Preferred Stock.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Upon the completion of this Offering, the Company's authorized but unissued capital stock will consist of 3,000,000 shares of Preferred Stock and 6,259,679 shares of Common Stock. One of the effects of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private offerings or other transactions that might prevent or render more difficult or costly the completion of the takeover transaction by: (i) diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group; (ii) creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors; and (iii) effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Certificate of Incorporation grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Preferred Stock into a larger number of shares of Common

Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board's authority described above could decrease the amount of earning and assets available for distribution to holders of Common Stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of authorized but unissued stock, unless otherwise required by law.

CERTIFICATE OF INCORPORATION AND BYLAWS

    Under Delaware law, the exclusive power to adopt, amend and repeal bylaws is conferred solely upon the stockholder unless the corporation's certificate of incorporation also confers such power upon its Board of Directors. Under the Company's Certificate of Incorporation, the Board of Directors has been granted this power. The Certificate of Incorporation and the Company's Bylaws also provide that (i) the number of directors shall be fixed from time to time by resolution of the Board of Directors and (ii) the directors shall be divided into three classes, with all directors in each class serving staggered terms of three years each or until their respective successors are elected and qualified. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

    The Company's Board of Directors is currently comprised of six directors, each of whom has one vote on each matter for which directors are entitled to vote. The Bylaws provide that the Board has the power to decrease the number of directors to one and increase the number of directors up to 15 persons, except that no reduction in the number of directors shall have the effect of shortening the term of any incumbent director. See "Management--Directors and Executive Officers."

DELAWARE TAKEOVER STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held (x) by directors who are also officers of the corporation and (y) by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of the stockholders by affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under
Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of a number of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the directors, if such extraordinary transaction is approved or not approved by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors.

    Section 203 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving an interested stockholder of 10% or more of assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder, (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporations beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In addition,
Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person.

STOCKHOLDER REPORTS

    The Company furnishes to its stockholders annual reports containing audited financial statements reported on by the independent public accountants for each fiscal year.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

                                  UNDERWRITING

    The Underwriters named below, for whom Rodman & Renshaw, Inc. and Hanifen, Imhoff Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to terms and conditions contained in the Underwriting Agreement, to purchase from the Company the respective number of shares of Common Stock set forth opposite their names.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Rodman & Renshaw, Inc......................................................
Hanifen, Imhoff Inc........................................................

                                                                             -----------------
  Total....................................................................       1,250,000
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

    The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow
to selected dealers a concession of $      per share; and that such dealers may
reallow a concession of $      per share to certain other dealers. After the
public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market.

    The Company has granted to the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 187,500 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the 1,250,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

    The Company, the officers and directors of the Company and certain stockholders of the Company have agreed that they will not sell or dispose of any shares of the Common Stock of the Company for a period of 180 days after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the written consent of the Representatives.

    The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 (the "Exchange Act"), during a specified period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation, Midland, Texas. Certain legal matters in connection with the sale of such securities will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

    The audited Consolidated Financial Statements of Clayton Williams Energy, Inc. and its subsidiaries included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" as discussed in Note 8 to the audited Consolidated Financial Statements included elsewhere herein.

    The estimates of proved reserves, estimated future net revenues and present value thereof included in this Prospectus have been derived from the reports of Williamson Petroleum Consultants, Inc., and all such information has been so included in reliance on the authority of such firm as experts regarding the matters contained in their reports.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company since May 1996 are available at the web site that the Commission maintains at http:\www.sec.gov. and can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Regulation Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Incorporated by reference in this Prospectus are (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 (iii) the Company's Proxy Statement dated May 15, 1996 and
(iv) Information Statements dated June 20, 1996 and September 9, 1996 filed previously with the Commission pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by referenced into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Mel
G. Riggs, Secretary, Clayton Williams Energy, Inc., Six Desta Drive, Suite 6500, Midland, Texas 79705 (telephone: (915) 682-6324).

                               GLOSSARY OF TERMS

    The terms defined in this section are used throughout this Prospectus.

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BCF.  One billion cubic feet.

    BOE. Equivalent barrels of oil. In reference to natural gas, natural gas equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BTU. One British thermal unit. The quantity of heat required to raise the temperature of one pound of water one degree Fahrenheit.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

    DRY WELL. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion of an oil or gas well.

    EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    MBBL.  One thousand barrels of crude oil or other liquid hydrocarbons.

    MBOE.  One thousand barrels of oil equivalent.

    MMBTU.  One million Btu's.

    MCF.  One thousand cubic feet.

    MMCF.  One million cubic feet.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

    PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES OR PV-10 VALUE. The present value of estimated future net revenues is an estimate of future net revenues from a property at its acquisition date, at a specified date, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil and natural gas prices and operating costs at the specified date.

    PRODUCTIVE WELL. A well that is producing oil or gas that is capable of production.

    PROVED DEVELOPED RESERVES. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

    PROVED RESERVES. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED RESERVES. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of costs of production.

    3-D SEISMIC. Advanced technology method of detecting underground structures with the potential for accumulations of hydrocarbons identified by the collection and measurement of the intensity and timing of sound waves transmitted into the earth as they reflect back to the surface.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                         CLAYTON WILLIAMS ENERGY, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

  Report of Independent Public Accountants................................................................        F-2

  Consolidated Balance Sheets as of December 31, 1994 and 1995............................................        F-3

  Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995..............        F-4

  Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1993, 1994 and 1995....        F-5

  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995..............        F-6

  Notes to Consolidated Financial Statements..............................................................        F-7

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 1995 and June 30, 1996...................................       F-19

  Consolidated Statements of Operations for the Six Months and the Three Months Ended June 30, 1995 and
    1996..................................................................................................       F-20

  Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1995 and 1996...................       F-21

  Notes to Consolidated Financial Statements..............................................................       F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Clayton Williams Energy, Inc.:

    We have audited the accompanying consolidated balance sheets of Clayton Williams Energy, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton Williams Energy, Inc. as of December 31, 1995 and 1994, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 8, effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of."

                                          ARTHUR ANDERSEN LLP

Dallas, Texas
March 8, 1996

                         CLAYTON WILLIAMS ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1994         1995
                                                                                          -----------  -----------
CURRENT ASSETS
  Cash and cash equivalents.............................................................  $     1,431  $     1,303
  Accounts receivable:
    Trade, net..........................................................................        2,696        1,184
    Affiliates..........................................................................          387          738
    Oil and gas sales...................................................................        5,575        6,615
  Inventory.............................................................................          836          505
  Other.................................................................................          479          565
                                                                                          -----------  -----------
                                                                                               11,404       10,910
                                                                                          -----------  -----------
PROPERTY AND EQUIPMENT
  Oil and gas properties, successful efforts method.....................................      306,448      325,268
  Natural gas gathering and processing systems..........................................        9,583        6,951
  Other.................................................................................        9,399        9,460
                                                                                          -----------  -----------
                                                                                              325,430      341,679
  Less accumulated depreciation, depletion and amortization.............................     (225,239)    (259,533)
                                                                                          -----------  -----------
    Property and equipment, net.........................................................      100,191       82,146
                                                                                          -----------  -----------
OTHER ASSETS............................................................................          151          105
                                                                                          -----------  -----------
                                                                                          $   111,746  $    93,161
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable:
    Trade...............................................................................  $     6,419  $     6,911
    Affiliates..........................................................................          133          346
    Oil and gas sales...................................................................        4,446        4,813
  Current maturities of long-term debt..................................................       11,556       11,509
  Accrued liabilities and other.........................................................        1,119        1,048
                                                                                          -----------  -----------
                                                                                               23,673       24,627
                                                                                          -----------  -----------
LONG-TERM DEBT..........................................................................       49,147       33,538
                                                                                          -----------  -----------
COMMITMENTS AND CONTINGENCIES...........................................................      --           --
                                                                                          -----------  -----------
STOCKHOLDERS' EQUITY:
  Common stock, par value $.10 per share; authorized--10,000,000 shares; issued and
    outstanding--5,700,000 shares in 1994 and 7,409,664 shares in 1995..................          570          741
  Additional paid-in capital............................................................       48,934       52,912
  Retained deficit......................................................................      (10,578)     (18,657)
                                                                                          -----------  -----------
                                                                                               38,926       34,996
                                                                                          -----------  -----------
                                                                                          $   111,746  $    93,161
                                                                                          -----------  -----------
                                                                                          -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                         CLAYTON WILLIAMS ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                        (IN THOUSANDS, EXCEPT PER SHARE)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1993       1994       1995
                                                                                   ---------  ---------  ---------
REVENUES
  Oil and gas sales..............................................................  $  55,041  $  43,617  $  43,883
  Natural gas services...........................................................      4,554      5,868      5,388
                                                                                   ---------  ---------  ---------
    Total revenues...............................................................     59,595     49,485     49,271
                                                                                   ---------  ---------  ---------
COSTS AND EXPENSES
  Lease operations...............................................................     12,788     12,775     13,533
  Exploration....................................................................      6,198      7,139      1,555
  Natural gas services...........................................................      2,518      3,510      3,714
  Depreciation, depletion and amortization.......................................     26,751     25,248     25,110
  Impairment of property and equipment...........................................     --         --         10,259
  General and administrative.....................................................      6,876      5,659      3,708
                                                                                   ---------  ---------  ---------
    Total costs and expenses.....................................................     55,131     54,331     57,879
                                                                                   ---------  ---------  ---------
    Operating income (loss)......................................................      4,464     (4,846)    (8,608)
  Interest expense...............................................................      4,003      4,461      5,493
  Other income (expense).........................................................        149        759      6,022
                                                                                   ---------  ---------  ---------
INCOME (LOSS) BEFORE INCOME TAXES................................................        610     (8,548)    (8,079)
                                                                                   ---------  ---------  ---------
INCOME TAX EXPENSE
  Current........................................................................     --         --         --
  Deferred.......................................................................     --         --         --
  Pro forma......................................................................        207     --         --
                                                                                   ---------  ---------  ---------
    Total income tax expense.....................................................        207     --         --
                                                                                   ---------  ---------  ---------
NET INCOME (LOSS)................................................................  $     403  $  (8,548) $  (8,079)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Net income (loss) per common share...............................................  $     .09  $   (1.50) $   (1.31)
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Weighted average common shares outstanding.......................................      4,700      5,700      6,165
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                         CLAYTON WILLIAMS ENERGY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                         COMMON STOCK
                                                    ----------------------  ADDITIONAL
                                                      NO. OF        PAR       PAID-IN     RETAINED               OWNERS'
                                                      SHARES       VALUE      CAPITAL     DEFICIT      TOTAL      EQUITY
                                                    -----------  ---------  -----------  ----------  ---------  ----------
BALANCE, December 31, 1992........................      --       $  --       $  --       $   --      $  --      $    8,852
Pre-Consolidation net income, before pro forma
 income taxes.....................................      --          --          --           --         --           2,640
Issuance of stock in connection with the
 Consolidation....................................       3,200         320      11,172       --         11,492     (11,492)
Sale of stock in connection with the Initial
 Public Offering, net of offering costs...........       2,500         250      37,762       --         38,012      --
Post-Consolidation net loss.......................      --          --          --           (2,030)    (2,030)     --
                                                         -----   ---------  -----------  ----------  ---------  ----------
BALANCE, December 31, 1993........................       5,700         570      48,934       (2,030)    47,474      --
  Net loss........................................      --          --          --           (8,548)    (8,548)     --
                                                         -----   ---------  -----------  ----------  ---------  ----------
BALANCE, December 31, 1994........................       5,700         570      48,934      (10,578)    38,926      --
  Sale of stock through rights offering, net of
    offering costs................................       1,599         160       3,648       --          3,808      --
  Issuance of stock through compensation plans....         111          11         330       --            341      --
  Net loss........................................      --          --          --           (8,079)    (8,079)     --
                                                         -----   ---------  -----------  ----------  ---------  ----------
BALANCE, December 31, 1995........................       7,410   $     741   $  52,912   $  (18,657) $  34,996  $   --
                                                         -----   ---------  -----------  ----------  ---------  ----------
                                                         -----   ---------  -----------  ----------  ---------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                         CLAYTON WILLIAMS ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                    -------------------------------
                                                                                      1993       1994       1995
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) before pro forma income taxes.................................  $     610  $  (8,548) $  (8,079)
  Adjustments to reconcile net income (loss) to cash provided by operating activities:
    Depreciation, depletion and amortization......................................     26,751     25,248     25,110
    Impairment of property and equipment..........................................     --         --         10,259
    Exploration costs.............................................................      4,244      6,227      1,472
    (Gain) loss on sales of property and equipment................................       (165)       (11)    (5,978)
    Other.........................................................................     --         --            339
  Changes in operating working capital:
    Accounts receivable...........................................................      7,415      2,964        121
    Accounts payable..............................................................     (8,031)    (2,197)       737
    Other.........................................................................     (1,108)       (11)       220
                                                                                    ---------  ---------  ---------
      Net cash provided by operating activities...................................     29,716     23,672     24,201
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to property and equipment...........................................    (37,417)   (35,330)   (20,433)
    Proceeds from sales of property and equipment.................................      1,502        880      7,950
                                                                                    ---------  ---------  ---------
      Net cash used in investing activities.......................................    (35,915)   (34,450)   (12,483)
                                                                                    ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from long-term debt..................................................        499     17,200     --
    Repayments of long-term debt..................................................    (27,885)    (5,942)   (15,656)
    Repayments of vendor financing................................................    (10,872)    --         --
    Proceeds from sale of common stock............................................     38,012     --          3,808
                                                                                    ---------  ---------  ---------
      Net cash provided by (used in) financing activities.........................       (246)    11,258    (11,846)
                                                                                    ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............................     (6,445)       480       (128)
CASH AND CASH EQUIVALENTS
  Beginning of period.............................................................      7,396        951      1,431
                                                                                    ---------  ---------  ---------
  End of period...................................................................  $     951  $   1,431  $   1,303
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURES
  Cash paid for interest, net of amounts capitalized..............................  $   3,879  $   4,860  $   5,613
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
  Noncash investing and financing activities--
    Additions to property and equipment financed by vendors.......................  $   4,137  $  --      $  --
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                         CLAYTON WILLIAMS ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRESENTATION

    Clayton Williams Energy, Inc. (the "Company"), a Delaware corporation, was incorporated in September 1991 for the purpose of consolidating and continuing certain operations previously conducted by affiliates of Clayton W. Williams, Jr. ("Mr. Williams"). Concurrent with the completion of the initial public offering of the Company's common stock (the "Initial Public Offering") on May 26, 1993, these operations were consolidated (the "Consolidation"), and the Company succeeded to the oil and gas properties, exploration and development operations and the natural gas gathering and marketing operations of Mr. Williams and his affiliates, except for minor interests in certain producing wells, certain undeveloped acreage and mineral interests located outside of the Company's primary areas of operations and the stock of a company owned by affiliates of Mr. Williams. The consolidated financial statements include the historical amounts and results of operations associated with the assets and liabilities consolidated, as well as the assets and liabilities of subsidiaries which became wholly owned by the Company following the Consolidation.

    The Company is primarily engaged in the exploration for and development and production of oil and natural gas in South and East Texas, Southeastern New Mexico and the Texas Gulf Coast.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Clayton Williams Energy, Inc. and its subsidiaries (collectively, the "Company"). The Company accounts for its interests in joint ventures and partnerships (all of which are undivided) using the proportionate consolidation method, whereby its share of assets, liabilities, revenues and expenses are consolidated with other operations. All significant intercompany transactions and balances associated with the consolidated operations have been eliminated.

    OIL AND GAS PROPERTIES

    The Company follows the successful efforts method of accounting for its oil and gas properties, whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized using the unit-of-production method based on estimated proved reserves. Sales proceeds from sales of individual properties are credited to property costs. No gain or loss is recognized until the entire amortization base is sold or abandoned.

    Costs of acquisition of leaseholds are capitalized. Unproved oil and gas properties with significant acquisition costs are periodically assessed and any impairment in value is charged to exploration costs. The amount of impairment recognized on unproved properties which are not individually significant is determined by amortizing the costs of such properties within appropriate groups based on the Company's historical experience, acquisition dates and average lease terms. The costs of unproved properties which are determined to hold proved reserves are transferred to proved oil and gas properties.

                         CLAYTON WILLIAMS ENERGY, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Exploration costs, including geological and geophysical expenses and delay rentals, are charged to expense as incurred. Exploratory drilling costs, including the cost of stratigraphic test wells, are initially capitalized but charged to exploration expense if and when the well is determined to be unsuccessful.

    NATURAL GAS AND OTHER PROPERTY AND EQUIPMENT

    Natural gas gathering and processing systems consist primarily of gas gathering pipelines, compressors and gas processing plants. Other property and equipment primarily consists of field buildings, office equipment, leasehold improvements, vehicles and live oil systems. Major renewals and betterments are capitalized while the costs of repairs and maintenance are charged to expense as incurred. The costs of assets retired or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations.

    Depreciation of natural gas gathering and processing systems and other property and equipment is computed on the straight-line method over the estimated useful lives of the assets, which range from 3 to 32 years.

    VALUATION OF PROPERTY AND EQUIPMENT

    Effective October 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets" which requires that long-lived assets be assessed for potential impairment in their carrying values when circumstances indicate such impairment may have occurred. See Note 8 for the impact of adoption of SFAS 121 on the Company.

    INVENTORY

    Inventory consists primarily of tubular goods and other well equipment which the Company plans to utilize in its ongoing exploration and development activities and is carried at the lower of cost or market value.

    CAPITALIZATION OF INTEREST

    Interest costs associated with maintaining the Company's inventory of unproved oil and gas properties are capitalized. Interest capitalized totaled approximately $355,000, $192,000 and $85,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

    STATEMENTS OF CASH FLOWS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    NET INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share is based on the weighted average number of common and common equivalent shares, if dilutive, outstanding during each period. Common stock equivalents were not included in the computation of net income (loss) per share in 1993, 1994 or 1995 since the effect was anti-dilutive.

                         CLAYTON WILLIAMS ENERGY, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    REVENUE RECOGNITION AND GAS BALANCING

    The Company utilizes the sales method of accounting for natural gas revenues whereby revenues are recognized based on the amount of gas sold to purchasers. The amount of gas sold may differ from the amount to which the Company is entitled based on its revenue interests in the properties. The Company had no significant imbalance positions at December 31, 1993, 1994 or 1995.

    RECLASSIFICATIONS

    Certain reclassifications of prior year financial statement amounts have been made to conform to current year presentations.

3. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Secured Bank Credit Facility (matures July 31, 1998):
  Revolving loan........................................................  $  21,100  $  17,000
  Term loan.............................................................     39,225     27,825
Subordinated Debt Facility..............................................     --         --
Other...................................................................        378        222
                                                                          ---------  ---------
                                                                             60,703     45,047
Less current maturities.................................................     11,556     11,509
                                                                          ---------  ---------
                                                                          $  49,147  $  33,538
                                                                          ---------  ---------
                                                                          ---------  ---------

    Aggregate maturities of long-term debt at December 31, 1995 are as follows:
1996--$11,509,000; 1997--$11,513,000; and 1998--$22,025,000.

    SECURED BANK CREDIT FACILITY

    The Company's secured bank credit facility provides for a revolving loan facility and a term loan facility, the limits of which are determined by a borrowing base established by the banks. At December 31, 1995, the borrowing base was $49.5 million, of which $21.7 million was attributable to the revolving loan facility and $27.8 million was attributable to the term loan facility. The amount of funds available on the revolving loan facility at December 31, 1995 was $4.7 million. The borrowing base is scheduled to be redetermined in May 1996 and at least semi-annually thereafter; however, the Company or the banks may request a borrowing base redetermination at any other time during the year. Any redetermination will be made at the discretion of the banks. If, at any time, outstanding advances plus letters of credit exceed the borrowing base, the Company will be required to (i) pledge additional collateral, (ii) prepay the excess in not more than five equal monthly installments or (iii) elect to convert the entire amount of the facility to a term obligation based on amortization formulas set forth in the loan agreement. Substantially all of the Company's oil and gas properties are pledged to secure advances under the secured bank credit facility.

                         CLAYTON WILLIAMS ENERGY, INC.

3. LONG-TERM DEBT (CONTINUED)
    The term loan facility presently requires monthly principal prepayments of $950,000. The amount of monthly prepayments is subject to change at the time of each borrowing base redetermination. No additional advances are permitted against the term loan facility.

    All outstanding balances on the secured bank credit facility may be designated, at the Company's option, as either "Base Rate Loans" or "Eurodollar Loans" (as defined in the agreement), provided that not more than two Eurodollar traunches may be outstanding at any time. Base Rate Loans will bear interest at the fluctuating Base Rate plus a Base Rate Margin ranging from 0% to 1/2% per annum, depending on levels of outstanding advances and letters of credit. Eurodollar Loans will bear interest at the LIBOR rate for a fixed period of time elected by the Company plus a Eurodollar Margin ranging from 2% to 2.75% per annum. At December 31, 1995, the Company's indebtedness under these facilities consisted of $30.8 million of Base Rate Loans at 9% and $14 million of Eurodollar Loans at 8.6%.

    In addition, the Company pays the banks a commitment fee equal to 1/2% per annum on the unused portion of the revolving loan commitment. Interest on the revolving loan and fees are payable quarterly, and all outstanding principal and interest will be due July 31, 1998.

    SUBORDINATED DEBT FACILITY

    In June 1995, the Company obtained a commitment from the Agent bank in its secured bank credit facility to loan the Company up to $5.5 million under a subordinated debt facility which provides for interest at a minimum rate of 14.25% per year, plus certain commitment fees, with interest payable monthly and principal payable at maturity on July 31, 1998. The commitment originally expired on December 31, 1995, but was extended to December 31, 1996. The entire amount of the facility may be prepaid without penalty or premium at any time prior to maturity, but only if the Company obtains the approval of the lenders in the secured bank credit facility. The Company does not plan to utilize this subordinated debt facility unless the funds available on the secured bank credit facility are inadequate to finance the Company's planned capital expenditure program in 1996.

4. SALE OF COMMON STOCK

    In September 1995, the Company received $3,808,000, net of offering costs of $93,000, from the sale of 1,598,971 shares of common stock at a price of $2.44 per share pursuant to a registered rights offering made to stockholders of record on August 18, 1995. Proceeds from the offering were used to repay indebtedness on the secured bank credit facility.

5. STOCK COMPENSATION PLANS

    1993 PLAN

    The Company has reserved 298,200 shares of common stock for issuance under the 1993 Stock Compensation Plan ("1993 Plan"). The 1993 Plan provides for the issuance of nonqualified stock options with an exercise price which is not less than the market value of the Company's common stock on the date of grant. All options granted to date vest 25% annually and expire seven years from date of grant.

                         CLAYTON WILLIAMS ENERGY, INC.

5. STOCK COMPENSATION PLANS (CONTINUED)
    The following table reflects activity in the 1993 Plan for 1993, 1994 and 1995.

                                                         1993                    1994                     1995
                                                ----------------------  -----------------------  -----------------------
                                                            WEIGHTED                 WEIGHTED                 WEIGHTED
                                                             AVERAGE                  AVERAGE                  AVERAGE
                                                 SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                                ---------  -----------  ----------  -----------  ----------  -----------
Beginning of year.............................     --          --          276,937   $   15.75      149,101   $    7.25
  Granted.....................................    276,937   $   15.75      149,101   $    7.25      149,101   $    2.38
  Forfeited...................................     --          --          (33,785)  $   15.75      (18,540)  $    7.25
  Cancelled (a)...............................     --          --         (243,152)  $   15.75     (128,061)  $    7.25
                                                ---------               ----------               ----------
End of year...................................    276,937   $   15.75      149,101   $    7.25      151,601   $    2.45
                                                ---------               ----------               ----------
                                                ---------               ----------               ----------
Exercisable...................................     --          --           37,275   $    7.25       75,800   $    2.45
                                                ---------               ----------               ----------
                                                ---------               ----------               ----------
Issuable......................................     21,263                  149,099                  146,599
                                                ---------               ----------               ----------
                                                ---------               ----------               ----------

------------------------

(a) During 1994, the Company offered participants the opportunity to exchange options issued in 1993 at $15.75 per share for a lesser number of options with an exercise price of $7.25 per share. In 1995, the Company offered to exchange substantially all of the options issued in 1994 with an exercise price of $7.25 per share for new options with an exercise price of $2.38 per share.

    DIRECTORS PLAN

    The Company has reserved 86,300 shares of common stock for issuance under the Outside Directors Stock Option Plan ("Directors Plan"). Since inception of the Directors Plan, the Company has issued options covering 9,000 shares of common stock (3,000 in 1993 at $15.75 per share, 3,000 in 1994 at $7.25 per share, and 3,000 in 1995 at $5.50 per share). All options expire in 2000 and are fully exercisable at date of grant. At December 31, 1995, options to purchase 9,000 shares were outstanding, and 77,300 shares remain available for future grants.

    BONUS INCENTIVE PLAN

    The Company has reserved 115,500 shares of common stock for issuance under the Bonus Incentive Plan. The plan provides that the Board of Directors each year may award bonuses in cash, common stock of the Company, or a combination thereof. To date, no bonuses in cash or stock have been awarded under this plan.

    STOCK COMPENSATION PLANS

    In May 1995, the Company's Board of Directors adopted two stock compensation plans, one for selected officers and one for outside directors of the Company. These plans permit the Company to pay all or part of selected executives' salaries and all outside director's fees in shares of common stock in lieu of cash. The Company has reserved an aggregate of 650,000 shares of common stock for issuance under these plans. During 1995, the Company has issued Mr. Williams 101,663 shares of common stock in lieu of cash compensation aggregating $312,000, and has issued 9,030 shares to three outside directors in lieu of cash compensation aggregating $29,000. The amounts of such compensation are included in general and administrative expense in the accompanying consolidated financial statements.

                         CLAYTON WILLIAMS ENERGY, INC.

6. TRANSACTIONS WITH AFFILIATES

    During the periods presented, the Company and various entities controlled by Mr. Williams provided certain general and administrative services to one another. In connection with the Consolidation, the Company and the Williams entities entered into a service agreement to standardize the procedures for charging for such services. In addition, the Company leases office space from an affiliate. General and administrative expenses in the accompanying financial statements are net of charges by the Company to affiliates for services aggregating $559,000, $855,000 and $772,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and include charges to the Company by affiliates for rents and services aggregating $636,000, $512,000 and $289,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

    Accounts receivable from affiliates and accounts payable to affiliates include, among other things, amounts for charges whereby the Company is the operator of certain wells in which affiliates own an interest. These charges are on terms which are consistent with the terms offered to unaffiliated third parties which own interests in wells operated by the Company.

    At December 31, 1995, the Company owned a 90% interest in the Mentone gas plant constructed in 1993 to process gas from two wells in Loving County, Texas pursuant to a long-term contract. The two wells are substantially owned by entities controlled by Mr. Williams. Because the plant and the wells are largely dependent upon each other for their economic viability, the Company and the entities controlled by Mr. Williams contributed their respective interests in the plant and wells to a partnership effective January 1996. After recoupment of certain workover costs by the well owners, the Company will own an undivided 45% interest in the partnership, and will proportionately consolidate its share of partnership income, expense, assets and liabilities.

7. COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases office space from affiliates and nonaffiliates under noncancelable operating leases. Rental expense pursuant to the office leases amounted to $489,000, $489,000 and $453,000 for the years ended December 31, 1993, 1994 and 1995, respectively. Included in property and equipment are assets under capital leases aggregating $648,000, $528,000 and $233,000 net of accumulated depreciation, at December 31, 1993, 1994 and 1995, respectively.

    Future minimum payments under noncancelable leases at December 31, 1995, are as follows:

                                                                                       CAPITAL     OPERATING
                                                                                       LEASES       LEASES
                                                                                     -----------  -----------
                                                                                          (IN THOUSANDS)
1996...............................................................................   $     129    $     534
1997...............................................................................         118          440
1998...............................................................................      --               88
                                                                                          -----   -----------
    Total minimum lease payments...................................................         247    $   1,062
                                                                                                  -----------
                                                                                                  -----------
Less amount representing interest..................................................         (25)
                                                                                          -----
    Present value of net minimum lease payments....................................   $     222
                                                                                          -----
                                                                                          -----

                         CLAYTON WILLIAMS ENERGY, INC.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    CONCENTRATION OF CREDIT RISK

    The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be similarly affected by changes in economic and other conditions. The Company has not experienced significant credit losses on such receivables.

    FORWARD SALES TRANSACTIONS

    The Company accounts for forward sale and put option arrangements as hedging activities and, accordingly, gains and losses are included in oil and gas revenues in the period the hedged production is sold. Included in oil and gas revenues are gains totaling $631,000 in 1993 and net losses totaling $78,000 in 1994 (comprised of losses of $238,000 partially offset by gains of $160,000) and $342,000 in 1995 (comprised of losses of $426,000 partially offset by gains of $84,000). In December 1995, the Company entered into a financial swap arrangement covering the sale of 99,000 barrels of oil production from February 1996 through April 1996 at a price of $18.00 per Bbl. In January 1996, the Company entered into a financial swap arrangement covering an additional 135,000 barrels of oil production from January 1996 through April 1996 at a weighted average price of $19.37 per Bbl, ranging from a high of $20.09 to a low of $18.67. In February 1996, the Company entered into a financial swap arrangement covering the sale of 223,000 barrels of oil production from March 1996 through August 1996 at a weighted average price of $18.48 per Bbl, ranging from a high of $19.55 to a low of $17.75. In March 1996, the Company entered into a financial swap arrangement covering the sale of 60,000 barrels of oil production from April 1996 through June 1996 at a weighted average price of $18.46 per Bbl, ranging from a high of $19.02 to a low of $17.99. In the aggregate, these hedge transactions account for approximately 40% of the Company's expected oil production from January 1996 through August 1996.

    LEGAL PROCEEDINGS

    In April 1994, the Fifth Circuit Court of Appeals reversed a judgment against the Company for approximately $600,000 in damages. The case was settled with no damages being assessed against the Company. Accordingly, the Company reversed the previously recorded loss provision, resulting in the recognition of $600,000 of other income during 1994.

    The Company is involved in various legal proceedings arising in the normal course of its business, including actions for which insurance coverage is available. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of any of these matters will have, individually or in the aggregate, a material adverse effect on its financial condition; however, they could have a material impact on results of operations in an annual or interim period.

8. ADOPTION OF ACCOUNTING PRONOUNCEMENT

    On March 31, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets" ("SFAS 121"). SFAS 121 requires entities to record an impairment loss equal to the difference between the fair market value and the carrying value of any asset (or group of assets) which is deemed to be impaired in accordance with certain prescribed measurement criteria. Adoption of SFAS 121 is required for fiscal years beginning after December 15, 1995, although earlier adoption is encouraged.

                         CLAYTON WILLIAMS ENERGY, INC.

8. ADOPTION OF ACCOUNTING PRONOUNCEMENT (CONTINUED)
    The Company elected to adopt SFAS 121 effective October 1, 1995, and as a result, recorded a provision for impairment of property and equipment totaling $10.3 million, of which $9.1 million related to proved oil and gas properties and $1.2 million related to gas gathering and processing systems. Substantially all of the impaired assets are located in the Pearsall Field of South Texas.

9. SALES OF ASSETS

    In August 1995, XCEL Gas Company, a general partnership in which the Company owns a 77% interest, sold its interest in a gas gathering system, and the Company sold its 43% interest in the El Campo gas processing system, for aggregate net proceeds of $7.7 million, resulting in a combined gain on sale of property and equipment of $6.0 million, net to the Company. The Company used the proceeds from these sales to repay indebtedness on the secured bank credit facility.

    The following table sets forth, on a pro forma basis, the results of operations of the Company for the year ended December 31, 1995, as adjusted to give effect to the sale of assets described above and the sale of common stock discussed in Note 4.

                                                                                     YEAR ENDED
                                                                                  DECEMBER 31, 1995
                                                                              -------------------------
                                                                               HISTORICAL    PRO FORMA
                                                                              ------------  -----------
                                                                               (DOLLARS IN THOUSANDS,
                                                                                  EXCEPT PER SHARE)
Revenues....................................................................  $  49,271      $  46,456
Operating loss..............................................................  $  (8,608)     $  (9,061)
Net loss....................................................................  $  (8,079)(a)  $ (13,449)
Net loss per common share...................................................  $   (1.31)(a)  $   (1.83)

------------------------

(a) Includes gain on sale of gas gathering and processing assets of $5,960,000 ($.81 per share).

    In January 1996, the Company sold its rights to the Buda and Georgetown formations under approximately 28,000 net acres in Robertson County, Texas for $3.5 million. Certain leases covered by the sale must be extended during 1996, and the Company estimates that it will be required to spend approximately $600,000 in this effort. The Company also granted the purchaser the option to acquire additional Buda and Georgetown rights under approximately 36,000 net acres in Burleson County, Texas. The net proceeds were used to repay indebtedness on the secured bank credit facility, resulting in an increase in funds then available for borrowing of $2.9 million. No gain or loss was recognized on the sale.

10. INCOME TAXES

    Concurrent with the Consolidation on May 26, 1993 (see Note 1), the Company adopted the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in income in the period that includes the enactment date.

                         CLAYTON WILLIAMS ENERGY, INC.

10. INCOME TAXES (CONTINUED)
    Prior to the Consolidation, the results of operations of the Company were included in the tax returns of the owners of the affiliates of Mr. Williams. As a result, tax strategies were implemented which were not reflective of the strategies the Company would have implemented. As of the date of Consolidation, financial statement carrying amounts of existing assets and liabilities were approximately the same as their respective tax bases. Accordingly, no net deferred tax assets or liabilities were recorded in connection with the Consolidation. For periods prior to the Consolidation, a pro forma tax charge was computed at the applicable federal statutory rate.

    Since the Consolidation, the Company has incurred net losses for financial reporting purposes aggregating $18.7 million and has recognized cumulative tax losses of approximately $32 million which can be carried forward and used to offset future taxable income. Tax loss carryforwards begin to expire in 2008. Due to the uncertainty of realizing the related future tax benefits, valuation allowances have been recorded to the extent net deferred tax assets exceed net deferred tax liabilities at December 31, 1995 and 1994.

    The tax effected temporary differences and tax loss carryforwards which comprise net deferred tax assets and liabilities are as follows:

                                                                                        DECEMBER 31,
                                                                                    --------------------
                                                                                      1994       1995
                                                                                    ---------  ---------
                                                                                       (IN THOUSANDS)
Deferred tax assets (liabilities):
  Depreciable and depletable property.............................................  $  (6,153) $  (4,030)
  Tax loss carryforwards..........................................................     10,533     11,305
  Other...........................................................................      1,057        912
  Valuation allowance.............................................................     (5,437)    (8,187)
                                                                                    ---------  ---------
    Net deferred tax asset (liability)............................................  $  --      $  --
                                                                                    ---------  ---------
                                                                                    ---------  ---------

11. TERMINATION OF ARGENTINA VENTURE

    During 1994, the Company conducted certain exploration activities in the Colhue Huapi area of Argentina pursuant to an exploration agreement with CAPEX S.A. This agreement obligated the Company to drill a minimum of six wells by March 1, 1995, as extended, or pay a contract termination fee of $437,500 per well for each well not drilled. The Company drilled two of the six obligation wells, and based upon its evaluation of the drilling results, elected not to drill any additional wells in the area. In February 1995, the Company sold its entire interest in the Argentina venture to Occidental Petrolera de Argentina, Ltd. for $100,000 and secured a release from all drilling commitments and obligations under the original agreement, including any obligation to pay termination fees. The 1994 results of operations include exploration costs of $2,481,000 and general and administrative expenses of $601,000 attributable to the Argentina venture. Results of operations in 1995 from this venture were insignificant.

                         CLAYTON WILLIAMS ENERGY, INC.

12. COSTS OF OIL AND GAS PROPERTIES

    The following table sets forth certain information with respect to costs incurred in connection with the Company's oil and gas producing activities:

                                                                             YEAR ENDED DECEMBER 31,
                                                                         -------------------------------
                                                                           1993       1994       1995
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Property acquisitions:
  Proved...............................................................  $  --      $  10,199  $  --
  Unproved.............................................................      5,978      2,325      2,254
Developmental costs....................................................     25,519     13,136     16,823
Exploratory costs......................................................     11,219      5,699      1,407
                                                                         ---------  ---------  ---------
                                                                         $  42,716  $  31,359  $  20,484
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    The following table sets forth the capitalized costs for oil and gas properties:

                                                                                      DECEMBER 31,
                                                                                 -----------------------
                                                                                    1994        1995
                                                                                 ----------  -----------
                                                                                     (IN THOUSANDS)
Proved properties..............................................................  $  298,113  $   318,179
Unproved properties............................................................       8,335        7,089
                                                                                 ----------  -----------
Total capitalized costs........................................................     306,448      325,268
Accumulated depreciation, depletion and amortization...........................    (212,680)    (246,034)
                                                                                 ----------  -----------
    Net capitalized costs......................................................  $   93,768  $    79,234
                                                                                 ----------  -----------
                                                                                 ----------  -----------

13. OIL AND GAS RESERVE INFORMATION (UNAUDITED)

    The estimates of proved oil and gas reserves utilized in the preparation of the consolidated financial statements were prepared by independent petroleum engineers. Such estimates are in accordance with guidelines established by the Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve reports be prepared under economic and operating conditions existing at the registrant's year end with no provision for price and cost escalations except by contractual arrangements. The Company's reserves are substantially located onshore in the United States.

    The Company emphasizes that reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. In addition, a portion of the Company's proved reserves is undeveloped, which increases the imprecision inherent in estimating reserves which may ultimately be produced.

                         CLAYTON WILLIAMS ENERGY, INC.

13. OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)
    The following table sets forth proved oil and gas reserves together with the changes therein (oil in MBbls, gas in MMcf, gas converted to BOE at one Bbl per six Mcf):

                                                                                   DECEMBER 31,
                                                    ---------------------------------------------------------------------------
                                                                 1993                             1994                  1995
                                                    -------------------------------  -------------------------------  ---------
                                                       OIL        GAS        BOE        OIL        GAS        BOE        OIL
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Proved reserves
  Beginning of period.............................      7,867     58,350     17,592      5,671     59,418     15,574      5,304
  Revisions.......................................     (1,913)       886     (1,765)      (403)   (11,565)    (2,329)        98
  Extensions and discoveries......................      1,598     10,546      3,355      1,321        676      1,433      2,392
  Purchases of minerals-in-place..................     --         --         --            424      6,531      1,512     --
  Production......................................     (1,881)   (10,364)    (3,608)    (1,709)    (8,369)    (3,104)    (1,831)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  End of period...................................      5,671     59,418     15,574      5,304     46,691     13,086      5,963
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Proved developed reserves
  Beginning of period.............................      5,601     42,893     12,750      4,702     43,366     11,930      4,635
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
  End of period...................................      4,702     43,366     11,930      4,635     38,505     11,052      5,381
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                                       GAS        BOE
                                                    ---------  ---------
Proved reserves
  Beginning of period.............................     46,691     13,086
  Revisions.......................................       (914)       (54)
  Extensions and discoveries......................        564      2,486
  Purchases of minerals-in-place..................     --         --
  Production......................................     (6,845)    (2,972)
                                                    ---------  ---------
  End of period...................................     39,496     12,546
                                                    ---------  ---------
                                                    ---------  ---------
Proved developed reserves
  Beginning of period.............................     38,505     11,052
                                                    ---------  ---------
                                                    ---------  ---------
  End of period...................................     31,668     10,659
                                                    ---------  ---------
                                                    ---------  ---------

    The standardized measure of discounted future net cash flows relating to proved reserves was as follows:

                                                                      DECEMBER 31,
                                                           ----------------------------------
                                                              1993        1994        1995
                                                           ----------  ----------  ----------
                                                                     (IN THOUSANDS)
Future cash inflows......................................  $  203,445  $  165,043  $  191,191
Future costs:
  Production.............................................     (55,774)    (52,020)    (55,626)
  Development............................................     (14,741)     (8,280)     (9,295)
  Income taxes...........................................     (14,088)     --          (9,875)
                                                           ----------  ----------  ----------
Future net cash flows....................................     118,842     104,743     116,395
10% discount factor......................................     (28,945)    (30,533)    (27,565)
                                                           ----------  ----------  ----------
Standardized measure of discounted future net cash
  flows..................................................  $   89,897  $   74,210  $   88,830
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

                         CLAYTON WILLIAMS ENERGY, INC.

13. OIL AND GAS RESERVE INFORMATION (UNAUDITED) (CONTINUED)
    Changes in the standardized measure of discounted future net cash flows relating to proved reserves were as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               1993        1994        1995
                                                            ----------  ----------  ----------
                                                                      (IN THOUSANDS)
Standardized measure, beginning of period.................  $   94,949  $   89,897  $   74,210
Net changes in sales prices, net of production costs......     (19,722)     (9,926)     12,515
Revisions of quantity estimates...........................     (11,367)    (12,917)       (383)
Accretion of discount.....................................      12,505       9,072       7,421
Changes in future development costs, including development
  costs incurred that reduced future development costs....       4,075      10,415       3,777
Changes in timing and other...............................       5,407      (2,196)     (3,460)
Net change in income taxes................................      29,852         819      --
Extensions and discoveries................................      16,451       9,479      25,100
Sales, net of production costs............................     (42,253)    (30,842)    (30,350)
Purchases of minerals-in-place............................      --          10,409      --
                                                            ----------  ----------  ----------
Standardized measure, end of period.......................  $   89,897  $   74,210  $   88,830
                                                            ----------  ----------  ----------
                                                            ----------  ----------  ----------

                         CLAYTON WILLIAMS ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                                        DECEMBER 31,   JUNE 30,
                                                                                            1995         1996
                                                                                        ------------  -----------
                                                                                                      (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents...........................................................   $    1,303    $   1,210
  Accounts receivable:
    Trade, net........................................................................        1,184        1,569
    Affiliates........................................................................          738          153
    Oil and gas sales.................................................................        6,615        7,919
  Inventory...........................................................................          505          445
  Other...............................................................................          565          565
                                                                                        ------------  -----------
                                                                                             10,910       11,861
                                                                                        ------------  -----------
PROPERTY AND EQUIPMENT
  Oil and gas properties, successful efforts method...................................      325,268      338,230
  Natural gas gathering and processing systems........................................        6,951        7,496
  Other...............................................................................        9,460        9,525
                                                                                        ------------  -----------
                                                                                            341,679      355,251
  Less accumulated depreciation, depletion and amortization...........................     (259,533)    (272,512)
                                                                                        ------------  -----------
    Property and equipment, net.......................................................       82,146       82,739
                                                                                        ------------  -----------
OTHER ASSETS..........................................................................          105           72
                                                                                        ------------  -----------
                                                                                         $   93,161    $  94,672
                                                                                        ------------  -----------
                                                                                        ------------  -----------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable:
    Trade.............................................................................   $    6,911    $   9,142
    Affiliates........................................................................          346          724
    Oil and gas sales.................................................................        4,813        5,685
  Current maturities of long-term debt................................................       11,509          115
  Accrued liabilities and other.......................................................        1,048        1,391
                                                                                        ------------  -----------
                                                                                             24,627       17,057
                                                                                        ------------  -----------
LONG-TERM DEBT........................................................................       33,538       38,528
                                                                                        ------------  -----------
STOCKHOLDERS' EQUITY:
  Common stock, par value $.10 per share; authorized--10,000,000 shares; issued and outstanding--7,409,664 shares in 1995 and 7,477,473 shares
    in 1996...........................................................................          741          748
  Additional paid-in capital..........................................................       52,912       53,153
  Retained deficit....................................................................      (18,657)     (14,814)
                                                                                        ------------  -----------
                                                                                             34,996       39,087
                                                                                        ------------  -----------
                                                                                         $   93,161    $  94,672
                                                                                        ------------  -----------
                                                                                        ------------  -----------

                         CLAYTON WILLIAMS ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                        (IN THOUSANDS, EXCEPT PER SHARE)

                                                                         THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                              JUNE 30,              JUNE 30,
                                                                        --------------------  --------------------
                                                                          1995       1996       1995       1996
                                                                        ---------  ---------  ---------  ---------
REVENUES
  Oil and gas sales...................................................  $  11,791  $  15,149  $  23,222  $  27,517
  Natural gas services................................................      1,858        985      3,717      1,949
                                                                        ---------  ---------  ---------  ---------
    Total revenues....................................................     13,649     16,134     26,939     29,466
                                                                        ---------  ---------  ---------  ---------
COSTS AND EXPENSES
  Lease operations....................................................      3,490      3,563      6,986      7,161
  Exploration.........................................................        239         25        432        279
  Natural gas services................................................      1,294        814      2,450      1,571
  Depreciation, depletion and amortization............................      6,887      6,175     13,810     11,852
  Impairment of property and equipment................................     --          1,186     --          1,186
  General and administrative..........................................      1,095        964      2,017      1,671
                                                                        ---------  ---------  ---------  ---------
    Total costs and expenses..........................................     13,005     12,727     25,695     23,720
                                                                        ---------  ---------  ---------  ---------
    Operating income..................................................        644      3,407      1,244      5,746
  Interest expense....................................................      1,533        961      2,991      1,943
  Other income (expense)..............................................         85         (7)       249         40
                                                                        ---------  ---------  ---------  ---------
INCOME (LOSS) BEFORE INCOME TAXES.....................................       (804)     2,439     (1,498)     3,843
INCOME TAX EXPENSE....................................................     --         --         --         --
                                                                        ---------  ---------  ---------  ---------
NET INCOME (LOSS).....................................................  $    (804) $   2,439  $  (1,498) $   3,843
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
Net income (loss) per common share....................................  $    (.14) $     .32  $    (.26) $     .51
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
Weighted average common shares outstanding............................      5,708      7,627      5,704      7,553
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

                         CLAYTON WILLIAMS ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                                                                 SIX MONTHS ENDED
                                                                                                     JUNE 30,
                                                                                               --------------------
                                                                                                 1995       1996
                                                                                               ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)..........................................................................  $  (1,498) $   3,843
  Adjustments to reconcile net income (loss) to cash provided by operating activities:
    Depreciation, depletion and amortization.................................................     13,810     11,852
    Impairment of property and equipment.....................................................     --          1,186
    Exploration costs........................................................................        396        266
    Other....................................................................................        117        214
  Changes in operating working capital:
    Accounts receivable......................................................................        657     (1,104)
    Accounts payable.........................................................................      1,848      3,047
    Other....................................................................................        (76)       192
                                                                                               ---------  ---------
      Net cash provided by operating activities..............................................     15,254     19,496
                                                                                               ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment........................................................    (11,553)   (16,737)
  Proceeds from sale of property and equipment...............................................        201      3,530
                                                                                               ---------  ---------
      Net cash used in investing activities..................................................    (11,352)   (13,207)
                                                                                               ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt...............................................................      1,600     --
  Repayments of long-term debt...............................................................     (5,806)    (6,404)
  Proceeds from sale of common stock.........................................................     --             22
                                                                                               ---------  ---------
      Net cash used in financing activities..................................................     (4,206)    (6,382)
                                                                                               ---------  ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS....................................................       (304)       (93)
CASH AND CASH EQUIVALENTS
  Beginning of period........................................................................      1,431      1,303
                                                                                               ---------  ---------
  End of period..............................................................................  $   1,127  $   1,210
                                                                                               ---------  ---------
                                                                                               ---------  ---------
SUPPLEMENTAL DISCLOSURES
  Cash paid for interest, net of amounts capitalized.........................................  $   3,090  $   1,800
                                                                                               ---------  ---------
                                                                                               ---------  ---------

                         CLAYTON WILLIAMS ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1996

                                  (UNAUDITED)

1. ORGANIZATION AND PRESENTATION

    Clayton Williams Energy, Inc. (the "Company"), a Delaware corporation, was incorporated in September 1991 for the purpose of consolidating and continuing certain operations previously conducted by affiliates of Clayton W. Williams, Jr. ("Mr. Williams"). Concurrent with the completion of the initial public offering of the Company's common stock on May 26, 1993, these operations were consolidated, and the Company succeeded to most of the oil and gas properties, exploration and development operations and the natural gas gathering and marketing operations of Mr. Williams and his affiliates. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances associated with the consolidated operations have been eliminated.

    The Company is primarily engaged in the exploration for and development and production of oil and natural gas in South and East Texas, Southeastern New Mexico and the Texas Gulf Coast.

    In the opinion of management, the Company's unaudited consolidated financial statements as of June 30, 1996 and for the interim periods ended June 30, 1996 and 1995 include all adjustments, consisting only of normal recurring accruals, which are necessary for a fair presentation in accordance with generally accepted accounting principles. These interim results are not necessarily indicative of the results to be expected for the year ending December 31, 1996.

2. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                       DECEMBER 31,  JUNE 30,
                                                                           1995        1996
                                                                       ------------  ---------
                                                                           (IN THOUSANDS)
Secured Bank Credit Facility (matures July 31, 1999):
  Revolving loan.....................................................   $   17,000   $  15,400
  Term loan..........................................................       27,825      23,075
Subordinated Debt Facility...........................................       --          --
Other................................................................          222         168
                                                                       ------------  ---------
                                                                            45,047      38,643
Less current maturities..............................................       11,509         115
                                                                       ------------  ---------
                                                                        $   33,538   $  38,528
                                                                       ------------  ---------
                                                                       ------------  ---------

    SECURED BANK CREDIT FACILITY

    As of June 30, 1996, the Company's secured bank credit facility provided for a revolving loan facility and a term loan facility, the limits of which are determined by a borrowing base established by the banks. Effective July 18, 1996, the Company and the banks amended and restated the prior loan agreement to combine the prior facilities into one reducing revolver loan facility. The initial borrowing base established by the new loan agreement was $52 million and is subject to a monthly commitment reduction of $1 million beginning July 31, 1996. The amount of funds available under the amended borrowing base as of June 30, 1996 was $13.5 million. The borrowing base and the monthly commitment reduction are scheduled to be redetermined in November 1996 and at least semi-annually thereafter; however, the Company or the banks

                         CLAYTON WILLIAMS ENERGY, INC.

                                 JUNE 30, 1996

                                  (UNAUDITED)

2. LONG-TERM DEBT (CONTINUED)
may request such redeterminations at any other time during the year. Any redetermination will be made at the discretion of the banks. If, at any time, outstanding advances plus letters of credit exceed the borrowing base, the Company will be required to (i) pledge additional collateral, (ii) prepay the excess in not more than five equal monthly installments or (iii) elect to convert the entire amount of the facility to a term obligation based on amortization formulas set forth in the loan agreement. The loan agreement requires the Company to pledge its oil and gas properties to secure advances under the secured bank credit facility.

    Based on the terms of the amended loan agreement, no portion of the outstanding balances at June 30, 1996 is deemed to be a current liability since the outstanding balances are less than the stated borrowing base, as adjusted for the monthly commitment reductions scheduled to occur within the next year. Therefore, current maturities of long-term bank debt, as set forth in the accompanying consolidated balance sheet, reflect a reduction of $11.4 million from the comparable balances at December 31, 1995.

    All outstanding balances on the secured bank credit facility may be designated, at the Company's option, as either "Base Rate Loans" or "Eurodollar Loans" (as defined in the agreement), provided that not more than two Eurodollar traunches may be outstanding at any time. Base Rate Loans will bear interest at the fluctuating Base Rate plus a Base Rate Margin ranging from 0% to 1/2% per annum, depending on levels of outstanding advances and letters of credit. Eurodollar Loans will bear interest at the LIBOR rate for a fixed period of time elected by the Company plus a Eurodollar Margin ranging from 1.25% to 2% per annum. At June 30, 1996, the Company's indebtedness under these facilities consisted of $16.5 million of Base Rate Loans at a rate of 8.75% and $22 million of Eurodollar Loans at a rate of 8.2%.

    In addition, the Company pays the banks a commitment fee equal to 1/2% per annum on the unused portion of the revolving loan commitment. Interest and fees are payable quarterly, and all outstanding principal and interest will be due July 31, 1999.

    SUBORDINATED DEBT FACILITY

    In June 1995, the Company obtained a commitment from the Agent bank in its secured bank credit facility to loan the Company up to $5.5 million under a subordinated debt facility which provides for interest at a minimum rate of 14.25% per year, plus certain commitment fees, with interest payable monthly and principal payable at maturity on July 31, 1998. The commitment originally expired on December 31, 1995, but was extended to December 31, 1996. The entire amount of the facility may be prepaid without penalty or premium at any time prior to maturity, but only if the Company obtains the approval of the lenders in the secured bank credit facility. The Company does not plan to utilize this subordinated debt facility.

3. FORWARD SALE TRANSACTIONS

    The Company accounts for forward sale and put option arrangements as hedging activities and, accordingly, gains and losses are included in oil and gas revenues in the period the hedged production is sold. Included in oil and gas revenues during the six months ended June 30, 1996 are net losses from these activities totaling $947,000 (comprised of losses of $1,090,000, partially offset by gains of $143,000). In

                         CLAYTON WILLIAMS ENERGY, INC.

                                 JUNE 30, 1996

                                  (UNAUDITED)

3. FORWARD SALE TRANSACTIONS (CONTINUED) addition, the Company has hedged approximately 15% of its expected oil production from July 1996 through August 1996 utilizing certain financial swap arrangements as summarized below:

                                            FIXED PRICE PER BBL
   DATE      PRODUCTION    VOLUMES    -------------------------------
  ENTERED      MONTHS      (BBLS)       HIGH        LOW      AVERAGE
-----------  ----------  -----------  ---------  ---------  ---------
      2/96    7/96-8/96      60,000   $   17.90  $   17.75  $   17.86

4. STOCK COMPENSATION PLANS

    In March 1996, the Company granted non-qualified options to purchase 121,500 shares of common stock to certain of its employees under the 1993 Stock Compensation Plan ("1993 Plan"). The options, which have an exercise price of $3.25 per share (market value at date of grant), are exercisable at a rate of 25% per year and expire seven years from the date of grant. In June 1996, the Company amended the 1993 Plan to increase the number of shares reserved for issuance thereunder from 298,200 shares to 898,200 shares.

    In May 1995, the Company's Board of Directors adopted two stock compensation plans, one for selected officers and one for outside directors of the Company. These plans permit the Company to pay all or part of selected executives' salaries and all outside director's fees in Common Stock in lieu of cash. During the six months ended June 30, 1996, the Company issued Mr. Williams 49,965 shares of Common Stock in lieu of cash compensation aggregating $195,755, and issued 8,484 shares to three outside directors in lieu of cash compensation aggregating $30,000. Subsequent to June 30, 1996, the Company issued Mr. Williams an additional 10,280 shares and issued an aggregate of 1,518 shares to three outside directors in lieu of cash compensation aggregating $109,000.

5. NET INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share is based on the weighted average number of common and common equivalent shares, if dilutive, outstanding during each period. Common stock equivalents were not included in the computation of net loss per share in the 1995 periods since the effect was anti-dilutive.

6. SALE OF ASSETS

    In January 1996, the Company sold its rights to the Buda and Georgetown formations under approximately 28,000 net acres in Robertson County, Texas for $3.5 million. Certain leases covered by the sale must be extended during 1996 and the Company estimates that it will be required to spend, in the aggregate, approximately $550,000 in this effort. The Company also granted the purchaser the option to acquire additional Buda and Georgetown rights under approximately 36,000 net acres in Burleson County, Texas, which option was subsequently released by the purchaser. The net proceeds were used to repay indebtedness on the secured bank credit facility, resulting in an increase in funds then available for borrowing of $2.9 million. No gain or loss was recognized on the sale.

7. IMPAIRMENT OF PROPERTY AND EQUIPMENT

    During the quarter ended June 30, 1996, the Company revised its estimates of proved oil and gas reserves attributable to one undeveloped location in the Texas Gulf Coast area. As a result, the Company

                         CLAYTON WILLIAMS ENERGY, INC.

                                 JUNE 30, 1996

                                  (UNAUDITED)

7. IMPAIRMENT OF PROPERTY AND EQUIPMENT (CONTINUED) recorded a provision for impairment of property and equipment of $1.2 million in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets."

8. INCOME TAXES

    Although the Company recorded net income of $3.8 million for financial reporting purposes during the six months ended June 30, 1996, no provision for income tax expense is required since the Company has net operating loss carryforwards of approximately $32 million available to offset any taxable income generated by the Company during 1996. A valuation allowance against these net operating loss carryforwards was recorded at December 31, 1995.

9. CHANGES IN AUTHORIZED CAPITAL

    In September 1996, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock from 10,000,000 shares to 15,000,000 shares and to authorize the issuance of 3,000,000 shares of preferred stock, $.10 par value per share, on terms and preferences to be determined by the Board of Directors.

September 30, 1996

Clayton Williams Energy, Inc.
Six Desta Drive, Suite 3000
Midland, Texas 79705

Attention Mr. Greg Benton

Gentlemen:

Subject: Summary Letter (for Inclusion in a Prospectus included in a Registration Statement for Clayton Williams Energy, Inc. on Form S-2) of the Evaluation of Oil and Gas Reserves
       1) to the Interests of Clayton Williams Energy, Inc. in Domestic Oil and Gas Properties and
       2) to the Interests of Warrior Gas Company [a Subsidiary of Clayton Williams Energy, Inc.] in the Gataga Gas Unit No. 5A, Vermejo (Ellenburger) Field, Loving County, Texas, Effective July 1, 1996, for Disclosure to the Securities and Exchange Commission, Utilizing Aries Software, Williamson Project 6.8430

    In accordance with your request, Williamson Petroleum Consultants, Inc. (Williamson) has prepared this summary letter for inclusion in a Prospectus for Clayton Williams Energy, Inc. (Williams Energy) of the Williamson report entitled "Evaluation of Oil and Gas Reserves 1) to the Interests of Clayton Williams Energy, Inc. in Domestic Oil and Gas Properties and 2) to the Interests of Warrior Gas Company in the Gataga Gas Unit No. 5A, Vermejo (Ellenburger) Field, Loving County, Texas, Effective July 1, 1996, for Disclosure to the Securities and Exchange Commission, Utilizing Aries Software, Williamson Project 6.8430" (the Williamson report). All values and discussion of proved reserves and net revenues, data utilized, assumptions, and qualifications are taken from and include by reference data from the Williamson report.

I.  ESTIMATED RESERVES AND ESTIMATED FUTURE NET REVENUES

    Projections of the reserves that are attributable to the evaluated interests of Williams Energy and Warrior Gas Company (Warrior) were based on economic parameters and operating conditions considered applicable as of July 1, 1996 and may be used in disclosure to the Securities and Exchange Commission (SEC).

    The present values of the estimated future net revenues from proved reserves were calculated using a discount rate of 10.00 percent per year and were computed in accordance with the financial reporting requirements of the SEC. Following is a summary of the results of the evaluation of proved reserves effective July 1, 1996:

                                                           PROVED         PROVED
                                                          DEVELOPED      DEVELOPED       PROVED
                                                          PRODUCING    NON- PRODUCING UNDEVELOPED
                                                            (PDP)         (PDNP)          (PU)      TOTAL PROVED
                                                        -------------  -------------  ------------  -------------
Net Reserves to the Evaluated Interests:
Oil/Condensate, MBBL..................................      5,381,862       640.814        821.795      6,844.471
Gas, MMCF.............................................     31,030.181       409.675      6,257.249     37,697.105
Future Net Revenue, M$:
Undiscounted..........................................    117,472.928     9,745.637     13,918.525    141,137.090
Discounted Per Annum at 10.00 Percent.................     86,124.005     6,897.704      7,319.181    100,340.891

------------------------

    Note: Due to the method of rounding within Aries Software, Total Proved may not equal PDP + PDNP + PU.

Clayton Williams Energy, Inc.
Mr. Greg Benton
September 30, 1996

Page 2

    At the request of Williams Energy, Williamson used the Landmark Munro Garrett graphics and reserves and economics evaluation software, Aries, to prepare this evaluation. In evaluations of these properties prior to December 31, 1995, Williamson utilized its proprietary software programs. No comparative tests have been performed to determine the difference in evaluation results of either reserves or revenue quantities that may occur solely as a result of the differences in the programs nor has Williamson performed tests to determine the accuracy of Aries. However, in accordance with the request made by Williams Energy and the general acceptance of Aries by the oil and gas industry, Williamson has used Aries to prepare the Williamson report.

II.  DEFINITIONS OF SEC RESERVES(1)

    The estimated reserves presented in this summary letter are net proved reserves, including proved developed producing, proved developed nonproducing, and proved undeveloped reserves, and were computed in accordance with the financial reporting requirements of the SEC. In preparing these evaluations, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. The definitions of oil and gas reserves pursuant to the requirements of the Securities Exchange Act are:

PROVED RESERVES(2)

    Proved reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under the economic criteria employed and existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices and costs include consideration of changes provided only by contractual arrangements but not on escalations based upon an estimate of future conditions.

    A. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

       1. that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

       2. the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

    B. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

    C.  Estimates of proved reserves do not include the following:

------------------------

(1) For evaluations prepared for disclosure to the Securities and Exchange Commission, see SEC ACCOUNTING RULES. Commerce Clearing House, Inc. October 1981, Paragraph 290, Regulation 210.4-10, p.329.

(2)   Any variations to these definitions will be clearly stated in the report.

Clayton Williams Energy, Inc.
Mr. Greg Benton
September 30, 1996

Page 3

       1. oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

       2. crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

       3. crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

       4. crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal(3), gilsonite, and other such sources.

PROVED DEVELOPED RESERVES(4)

    Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

    Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

III. DISCUSSION OF SEC RESERVES

    The properties in the Williamson report are located in the states of Louisiana, Mississippi, New Mexico, Texas, and Wyoming and the state and federal offshore waters of Louisiana with the majority of the value represented in two areas, the Giddings field area in Brazos, Burleson, Fayette, Lee, Robertson, and Washington Counties, Texas and the Jalmat gas field area of Lea County, New Mexico. These two areas comprise approximately 84.9 percent of the proved reserves with the Giddings field area contributing 70.1 percent and the Jalmat gas field area 14.8 percent. Production is from the Austin Chalk, Austin Chalk-3, Austin Chalk gas, Austin Chalk 11900, Buda, Edwards, Georgetown, Navarro A, Taylor, Wilcox,

------------------------

(3) According to Staff Accounting Bulletin 85, excluding certain coalbed methane gas.

(4) Williamson Petroleum Consultants, Inc. separates proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells; proved developed nonproducing reserves as those to be recovered from wells or intervals within wells, which are completed but shut in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.

Clayton Williams Energy, Inc.
Mr. Greg Benton
September 30, 1996

Page 4

and Wilcox 4400 formations in the Giddings field area and the Tansil, Yates, Seven Rivers, and Queen formations in the Jalmat gas field area.

    Future development in the Giddings field is focused on water fracture treatments of existing wells and the drilling of horizontal wells in the Austin Chalk formation updip of current producing wells in the Giddings (Austin Chalk-3) field in Burleson and Robertson Counties.

    Proved developed nonproducing reserves from hydraulic fracture treatments were assigned to certain vertically and horizontally drilled wells. The hydraulic fracture treatment utilized by Williams Energy in this field is generally referred to as a "water frac". Reserves were based on analogy to similar wells in the area which have previously been fracture treated.

    The locations to be drilled are immediate offsets to existing producing wells and are on-trend with identified fracture systems. Proved undeveloped reserves assigned to undrilled locations were based on analogy to two or more offset producing wells whenever possible. Rate-time forecasts were based on analogy to the average initial producing rates, decline profiles, and projected ultimate recoveries of the offset wells.

    Future development in the Jalmat gas field area includes 26 proved undeveloped recompletions to behind-pipe zones, stimulation treatments, and the drilling of additional locations.

    The detailed property review included in the Williamson report provides significant detail concerning the reserves for the properties and the engineering assumptions utilized in the evaluation.

    The individual projections of lease reserves and economics include data that describe the production forecasts and associated evaluation parameters such as interests, taxes, product prices, operating costs, investments, salvage values, abandonment costs, and net profit interests.

    Net income to the evaluated interests is the future net revenue after consideration of royalty revenue payable to others, taxes, operating expenses, investments, salvage values, abandonment costs, and net profit interests, as applicable. The future net revenue is before federal income tax and excludes consideration of any encumbrances against the properties if such exist.

    No opinion is expressed by Williamson in the Williamson report as to a fair market value of the evaluated properties.

    The future net revenue values were based on projections of oil and gas production. It was assumed there would be no significant delay between the date of oil and gas production and the receipt of the associated revenue for this production.

    Unless specifically identified and documented by Williams Energy as having curtailment problems, gas production trends have been assumed to be a function of well productivity and not of market conditions. The effect of "take or pay" clauses in gas contracts was not considered.

    Oil reserves are expressed in thousands of United States (U.S.) barrels
(MBBL) of 42 U.S. gallons. Gas volumes are expressed in millions of cubic feet
(MMCF) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. No adjustment of the individual gas volumes to a common pressure base has been made.

    The Williamson report includes only those costs and revenues which are considered by Williams Energy to be directly attributable to individual leases and areas. There could exist other revenues, overhead costs, or other costs associated with Williams Energy or Warrior which are not included. Such

Clayton Williams Energy, Inc.
Mr. Greg Benton
September 30, 1996

Page 5

additional costs and revenues are outside the scope of the Williamson report. In accordance with the instructions of Williams Energy, operating overhead costs were excluded for the calculation of economics for all properties operated by Williams Energy. However, operating overhead costs were considered in the determination of the economic lifetime and reserves of each property. The Williamson report is not a financial statement for Williams Energy or Warrior and should not be used as the sole basis for any transaction concerning Williams Energy, Warrior, or the evaluated properties.

    The reserves projections in this evaluation are based on the use of the available data and accepted industry engineering methods. Future changes in any operational or economic parameters or production characteristics of the evaluated properties could increase or decrease their reserves. Unforeseen changes in market demand or allowables set by various regulatory agencies could also cause actual production rates to vary from those projected. The dates of first production for nonproducing properties were based on estimates by Williams Energy or Williamson and the actual dates may vary from those estimated. Williamson reserves the right to alter any of the reserves projections and the associated economics included in this evaluation in any future evaluations based on additional data that may be acquired.

    All data utilized in the preparation of the Williamson report with respect to interests, reversionary status, oil and gas prices, gas categories, gas contract terms, operating expenses, investments, salvage values, abandonment costs, net profit interests, well information, and current operating conditions, as applicable, were provided by Williams Energy and the operators. Data obtained after the effective date but prior to the completion of the Williamson report were used and were applied consistently. The reserves category assignments reflect the status of the wells as of the effective date. July production data were utilized on all operated properties. Daily production data through September 10, 1996 were utilized on all new wells and wells drilled after the effective date but prior to September 1996. These data were used in the determination of initial producing and decline rates. Production data provided by Williams Energy were used where available. If production data were not provided by Williams Energy, production data from public records were utilized. All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct. It should be emphasized that revisions to the projections of reserves and economics included in the Williamson report may be required if the provided data are revised for any reason. No inspection of the properties was made as this was not considered within the scope of this evaluation. No investigation was made of any environmental liabilities that might apply to the evaluated properties, and no costs are included for any possible related expenses.

    The estimates of reserves were determined by accepted industry methods and in accordance with the Definitions of SEC Reserves included in this summary letter. Methods utilized include extrapolation of historical production trends, material balance determinations, analogy to similar properties, and volumetric calculations.

    Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production trends or through the use of material balance determinations. Analogy to similar properties or volumetric calculations were used for nonproducing properties and those producing properties which lacked sufficient production history and other data to yield a definitive estimate of reserves. Reserves projections based on analogy are subject to change due to subsequent changes in the analogous properties or subsequent production from the evaluated properties. Volumetric calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and formation rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

Clayton Williams Energy, Inc.
Mr. Greg Benton
September 30, 1996

Page 6

    Area oil prices were provided by Williams Energy to be used at the effective date with the written assurance that the use of these area prices is reasonable on an aggregate basis and would not materially affect the income from any major-value property. After the effective date, prices were held constant for the life of the properties. No attempt has been made to account for oil price fluctuations which have occurred in the market subsequent to the effective date of the Williamson report.

    Area gas prices were provided by Williams Energy to be used at the effective date with the written assurance that the use of these area prices for wellhead volumes is reasonable on an aggregate basis and would not materially affect the income from any major-value property. After the effective date, prices were held constant for the life of the properties unless Williams Energy indicated that changes were provided for by contract. A contract price of $2.65 per thousand cubic feet (MCF) of gas was used for properties in the Southwest Rugeley field, Matagorda County, Texas through December 1997. This price was then reduced to the area price of $2.28 per MCF of gas and was held constant for the life of those properties. All gas prices were applied to projected wellhead volumes.

    It should be emphasized that with the current economic uncertainties, fluctuation in market conditions could significantly change the economics of the properties included in the Williamson report.

    Operating expenses were provided by Williams Energy and represented, when possible, the average of all recurring expenses which are billable to the working interest owners. Lease operating expenses for all Williams Energy-operated Base and Acquisition properties were a combination of fixed costs and variable-by-volume costs to reflect reductions in expenses with declining volumes as exhibited by historical operating performance. The fixed costs on a cost per month per well basis and the variable costs on a per barrel of oil basis varied by area. Fixed operating costs were used on the Williams Energy-operated New Mexico wells and on all nonoperated wells. These expenses included, but were not limited to, all direct operating expenses and any ad valorem taxes not deducted separately. In accordance with the instructions of Williams Energy, operating overhead costs were excluded for the calculation of economics for all properties operated by Williams Energy. However, operating overhead costs were considered in the determination of the economic lifetime and reserves of each property. These costs include any overhead costs (general and administrative) which are billable to the working interest owners. For all nonoperated wells, the economic lifetime and calculation of economics included overhead costs. Expenses for workovers, well stimulations, and other maintenance were not included in the operating expenses unless such work was expected on a recurring basis. Judgments for the exclusion of the nonrecurring expenses were made by Williams Energy. For new and developing properties where data were unavailable, operating expenses were estimated by Williams Energy. Operating costs, except for the variable expenses mentioned above, were held constant for the life of the properties.

    State production taxes have been deducted at the rates provided by Williams Energy. County ad valorem taxes provided by Williams Energy were deducted for those Williams Energy-operated properties located in Texas. Any ad valorem taxes for properties in other states and nonoperated properties in Texas were represented by Williams Energy to be included in the operating expenses.

    All capital costs for drilling and completion of wells, recompletions to behind-pipe zones, restimulation, other nonrecurring workover or operating costs, and property abandonment costs have been deducted as applicable. These costs were provided by Williams Energy. No adjustments were made to account for the potential effect of inflation on these costs.

    Salvage values were not provided by Williams Energy to be included in this evaluation.

Clayton Williams Energy, Inc.
Mr. Greg Benton
September 30, 1996

Page 7

IV.  DECLARATION OF INDEPENDENT STATUS

    Williamson is an independent consulting firm and does not own any interests in the oil and gas properties covered by the Williamson report. No employee, officer, or director of Williamson is an employee, officer, or director of Williams Energy. Neither the employment of nor the compensation received by Williamson is contingent upon the values assigned to the properties covered by the Williamson report.

                                      Yours very truly,
                                      WILLIAMSON PETROLEUM CONSULTANTS, INC.

JDS/jek

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER TO SELL OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Cautionary Statement Regarding Forward-Looking
  Statements...................................          7
Risk Factors...................................          7
Use of Proceeds................................         13
Price Range of Common Stock....................         14
Dividend Policy................................         14
Capitalization.................................         15
Selected Financial Information.................         16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         17
Business and Properties........................         24
Management.....................................         34
Principal Stockholders.........................         36
Certain Transactions and Relationships.........         37
Description of Capital Stock...................         40
Underwriting...................................         43
Legal Matters..................................         44
Experts........................................         44
Available Information..........................         44
Incorporation of Certain Documents by
  Reference....................................         45
Glossary of Terms..............................         46
Index to Consolidated Financial Statements.....        F-1
Summary Reserve Report.........................        A-1

                                     [LOGO]

                                1,250,000 SHARES

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS

                                 --------------

                             RODMAN & RENSHAW, INC.

                              HANIFEN, IMHOFF INC.

                                          , 1996

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee..............................................  $   4,411
NASD filing fee...................................................      1,955
Blue Sky fees and expenses........................................     12,000
Accounting fees and expenses......................................     25,000
Engineering fees and expenses.....................................     45,000
Transfer Agent fees and expenses..................................      1,000
Legal fees and expenses...........................................     80,000
Printing and mailing expenses.....................................     40,000
Miscellaneous.....................................................     10,634
                                                                    ---------
  TOTAL...........................................................  $ 220,000

------------------------

* To be filed by Amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify certain persons, including officers and directors and former officers and directors, and to purchase insurance with respect to liability arising out of their capacity or status as officers and directors. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which officers and directors may be entitled under the corporation's bylaws, any agreement or otherwise. Article IX of the Company's Second Restated Certificate of Incorporation, included in
Exhibit 3.1 hereto, and Article VI of the Company's Bylaws, included in Exhibit
3.2 hereto, provide, in general, that the Company shall indemnify its directors and officers under the circumstances defined in Section 145 of the General Corporation Law of the State of Delaware and gives authority to the Company to purchase insurance with respect to such indemnification. The Company may in the future seek to obtain insurance providing for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

    In addition, Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to limit the liability of its directors subject to certain exceptions. In accordance with Section 102(b)(7), Article VI of the Company's Second Restated Certificate of Incorporation, included in
Exhibit 3.1 hereto, provides, in general, that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages from breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived an improper personal benefit.

    The Underwriting Agreement provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a)  Exhibits

  EXHIBIT
  NUMBER                                      DESCRIPTION OF EXHIBIT
-----------  ----------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement

       3.1   Second Restated Certificate of Incorporation

      +3.2   Bylaws, filed as an exhibit to the Form S-1 Registration Statement, Registration No.
             33-43350

     * 5.1   Opinion of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation

    + 10.1   Fourth Restated Loan Agreement dated June 2, 1995, among Clayton Williams Energy, Inc.,
             Warrior Gas Co., CWEI Acquisitions, Inc., as Borrowers, and Bank One, Texas, N.A.,
             Banque Paribas and NBD Bank, as Lenders, filed as an exhibit to the June 30, 1995 Form
             10-K.

    + 10.2   First Amendment to Fourth Restated Loan Agreement dated as of December 31, 1995, by and among Clayton Williams Energy, Inc., Warrior Gas Co., CWEI Acquisitions, Bank One, Texas
             N.A., Banque Paribas and NBD Bank, filed as an exhibit to the December 31, 1995 Form
             10-K.

    + 10.3   Second Amendment to Fourth Restated Loan Agreement dated as of March 11, 1996, by and among Clayton Williams Energy, Inc., Warrior Gas Co., CWEI Acquisitions, Bank One, Texas
             N.A., Banque Paribas and NBD Bank, filed as an exhibit to the December 31, 1995 Form
             10-K.

    + 10.4   Subordinated Loan Agreement dated as of June 2, 1995, among Clayton Williams Energy,
             Inc., CWEI Acquisitions, Inc. and Bank One, Texas, N.A., filed as an exhibit to the June
             30, 1995 Form 10-Q

    + 10.5   First Amendment to Subordinated Loan Agreement dated as of December 31, 1995, among
             Clayton Williams Energy, Inc., CWEI Acquisitions, Inc. and Bank One, Texas, N.A., filed as an exhibit to the December 31, 1995 Form 10-K

    + 10.6   Second Amendment to Subordinated Loan Agreement dated as of March 11, 1996, among
             Clayton Williams Energy, Inc., CWEI Acquisitions, Inc. and Bank One, Texas, N.A., filed as an exhibit to the December 31, 1995 Form 10-K

    + 10.7   Agreement between Clayton Williams Argentina, Inc. and CAPSA Exploradora, S.A. dated
             January 7, 1994, filed as an exhibit to the December 31, 1993 Form 10-K

    + 10.8   Amendment dated July 20, 1994, to Agreement between Clayton Williams Argentina, Inc. and
             CAPSA Exploradora, S.A., filed as an exhibit to the September 30, 1995 Form 10-Q

    + 10.9   Agreement among Clayton Williams Argentina, Inc., CAPEX SA and Occidental Petrolera
             Argentina, Ltd. dated February 24, 1995, filed as an exhibit to the December 31, 1994
             Form 10-K

    + 10.10  1993 Stock Compensation Plan, filed as an exhibit to the Form S-8 Registration
             Statement, Registration No. 33-68318

    + 10.11  First Amendment to the 1993 Stock Compensation Plan, filed as an exhibit to the December
             31, 1995 Form 10-K

    + 10.12  Second Amendment to the 1993 Stock Compensation Plan, filed as an exhibit to the Form
             S-8 Registration Statement No. 33-68318

  EXHIBIT
  NUMBER                                      DESCRIPTION OF EXHIBIT
-----------  ----------------------------------------------------------------------------------------
    + 10.13  Outside Directors Stock Option Plan, filed as an exhibit to the Form S-8 Registration
             Statement, Registration No. 33-68316

    + 10.14  First Amendment to Outside Directors Stock Option Plan, filed as an exhibit to the
             December 31, 1995 Form 10-K

    + 10.15  Bonus Incentive Plan, filed as an exhibit to the Form S-8 Registration Statement,
             Registration No. 33-68320

    + 10.16  Amended and Restated 401(k) Plan & Trust, filed as an exhibit to the December 31, 1995
             Form 10-K

    + 10.17  Second Amendment to the Amended and Restated 401(k) Plan & Trust, filed as an exhibit to the December 31, 1995 Form 10-K

    + 10.18  Third Amendment to Amended and Restated 401(k) Plan & Trust, filed as an exhibit to the
             December 31, 1995 Form 10-K

    + 10.19  Outside Directors Stock Compensation Plan, filed as an exhibit to the Form S-8
             Registration Statement, Registration No. 33-92832

    + 10.20  First Amendment to Outside Directors Stock Compensation Plan, filed as an exhibit to the
             December 31, 1995 Form 10-K

    + 10.21  Executive Incentive Stock Compensation Plan, filed as an exhibit to the Form S-8
             Registration Statement, Registration 33-92834

    + 10.22  Consolidation Agreement dated May 13, 1993 among Clayton Williams Energy, Inc., Warrior
             Gas Co. and the Williams Entities, filed as an exhibit to the Form S-1 Registration
             Statement, Registration No. 33-43350

    + 10.23  Agreement dated April 23, 1993 between the Company and Robert C. Lyon, filed as an exhibit to the Form S-1 Registration Statement, Registration No. 33-43350

    + 10.24  Service Agreement effective October 1, 1995 among Clayton Williams Energy, Inc. and certain Williams Entities, filed as an exhibit to the December 31, 1995 Form 10-K

    + 21     Subsidiaries of the Registrant, filed as an exhibit to the December 31, 1995 Form 10-K

      23.1   Consent of Arthur Andersen LLP

      23.2   Consent of Williamson Petroleum Consultants, Inc.

     *23.4   Consent of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation (such consent is included in the opinion filed as Exhibit 5.1 to this Registration Statement)

      24.1   Power of Attorney

      24.2   Certified copy of resolution of Board of Directors of Clayton Williams Energy, Inc.
             authorizing signature pursuant to Power of Attorney

------------------------

* To be filed by amendment

+ Incorporated by reference to the filing indicated

    (b)  Financial Statement Schedules.

         None.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, (i) the information omitted from the Prospectus filed as part of this Registration Statement in reliance upon Rule 430A under the Securities Act and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registrant Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on October 4, 1996.

                                          CLAYTON WILLIAMS ENERGY, INC.
                                          (Registrant)

                                          By:    /s/ CLAYTON W. WILLIAMS, JR.*

                                             -----------------------------------

                                                  Clayton W. Williams, Jr.
                                              CHAIRMAN OF THE BOARD, PRESIDENT
                                                 AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

                                     Chairman of the Board,
   /s/ CLAYTON W. WILLIAMS, JR.*      President and Chief
-----------------------------------   Executive Officer and     October 4, 1996
     Clayton W. Williams, Jr.         Director

                                     Executive Vice
        /s/ L. PAUL LATHAM            President-- Chief
-----------------------------------   Operating Officer and     October 4, 1996
          L. Paul Latham              Director

                                     Senior Vice
         /s/ MEL G. RIGGS*            President--Finance,
-----------------------------------   Secretary, Treasurer and  October 4, 1996
           Mel G. Riggs               Chief Financial Officer

       /s/ STANLEY S. BEARD*
-----------------------------------  Director                   October 4, 1996
         Stanley S. Beard

-----------------------------------  Director                   October 4, 1996
     William P. Clements, Jr.

       /s/ ROBERT L. PARKER*
-----------------------------------  Director                   October 4, 1996
         Robert L. Parker

*By:       /s/ L. PAUL LATHAM
-----------------------------------
          L. Paul Latham
         ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                                      DESCRIPTION OF EXHIBIT
-----------  ----------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement

       3.1   Second Restated Certificate of Incorporation

      +3.2   Bylaws, filed as an exhibit to the Form S-1 Registration Statement, Registration No.
             33-43350

     * 5.1   Opinion of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation

    + 10.1   Fourth Restated Loan Agreement dated June 2, 1995, among Clayton Williams Energy, Inc.,
             Warrior Gas Co., CWEI Acquisitions, Inc., as Borrowers, and Bank One, Texas, N.A.,
             Banque Paribas and NBD Bank, as Lenders, filed as an exhibit to the June 30, 1995 Form
             10-K.

    + 10.2   First Amendment to Fourth Restated Loan Agreement dated as of December 31, 1995, by and among Clayton Williams Energy, Inc., Warrior Gas Co., CWEI Acquisitions, Bank One, Texas
             N.A., Banque Paribas and NBD Bank, filed as an exhibit to the December 31, 1995 Form
             10-K.

    + 10.3   Second Amendment to Fourth Restated Loan Agreement dated as of March 11, 1996, by and among Clayton Williams Energy, Inc., Warrior Gas Co., CWEI Acquisitions, Bank One, Texas
             N.A., Banque Paribas and NBD Bank, filed as an exhibit to the December 31, 1995 Form
             10-K.

    + 10.4   Subordinated Loan Agreement dated as of June 2, 1995, among Clayton Williams Energy,
             Inc., CWEI Acquisitions, Inc. and Bank One, Texas, N.A., filed as an exhibit to the June
             30, 1995 Form 10-Q

    + 10.5   First Amendment to Subordinated Loan Agreement dated as of December 31, 1995, among
             Clayton Williams Energy, Inc., CWEI Acquisitions, Inc. and Bank One, Texas, N.A., filed as an exhibit to the December 31, 1995 Form 10-K

    + 10.6   Second Amendment to Subordinated Loan Agreement dated as of March 11, 1996, among
             Clayton Williams Energy, Inc., CWEI Acquisitions, Inc. and Bank One, Texas, N.A., filed as an exhibit to the December 31, 1995 Form 10-K

    + 10.7   Agreement between Clayton Williams Argentina, Inc. and CAPSA Exploradora, S.A. dated
             January 7, 1994, filed as an exhibit to the December 31, 1993 Form 10-K

    + 10.8   Amendment dated July 20, 1994, to Agreement between Clayton Williams Argentina, Inc. and
             CAPSA Exploradora, S.A., filed as an exhibit to the September 30, 1995 Form 10-Q

    + 10.9   Agreement among Clayton Williams Argentina, Inc., CAPEX SA and Occidental Petrolera
             Argentina, Ltd. dated February 24, 1995, filed as an exhibit to the December 31, 1994
             Form 10-K

    + 10.10  1993 Stock Compensation Plan, filed as an exhibit to the Form S-8 Registration
             Statement, Registration No. 33-68318

    + 10.11  First Amendment to the 1993 Stock Compensation Plan, filed as an exhibit to the December
             31, 1995 Form 10-K

    + 10.12  Second Amendment to the 1993 Stock Compensation Plan, filed as an exhibit to the Form
             S-8 Registration Statement No. 33-68318

    + 10.13  Outside Directors Stock Option Plan, filed as an exhibit to the Form S-8 Registration
             Statement, Registration No. 33-68316

  EXHIBIT
  NUMBER                                      DESCRIPTION OF EXHIBIT
-----------  ----------------------------------------------------------------------------------------
    + 10.14  First Amendment to Outside Directors Stock Option Plan, filed as an exhibit to the
             December 31, 1995 Form 10-K

    + 10.15  Bonus Incentive Plan, filed as an exhibit to the Form S-8 Registration Statement,
             Registration No. 33-68320

    + 10.16  Amended and Restated 401(k) Plan & Trust, filed as an exhibit to the December 31, 1995
             Form 10-K

    + 10.17  Second Amendment to the Amended and Restated 401(k) Plan & Trust, filed as an exhibit to the December 31, 1995 Form 10-K

    + 10.18  Third Amendment to Amended and Restated 401(k) Plan & Trust, filed as an exhibit to the
             December 31, 1995 Form 10-K

    + 10.19  Outside Directors Stock Compensation Plan, filed as an exhibit to the Form S-8
             Registration Statement, Registration No. 33-92832

    + 10.20  First Amendment to Outside Directors Stock Compensation Plan, filed as an exhibit to the
             December 31, 1995 Form 10-K

    + 10.21  Executive Incentive Stock Compensation Plan, filed as an exhibit to the Form S-8
             Registration Statement, Registration 33-92834

    + 10.22  Consolidation Agreement dated May 13, 1993 among Clayton Williams Energy, Inc., Warrior
             Gas Co. and the Williams Entities, filed as an exhibit to the Form S-1 Registration
             Statement, Registration No. 33-43350

    + 10.23  Agreement dated April 23, 1993 between the Company and Robert C. Lyon, filed as an exhibit to the Form S-1 Registration Statement, Registration No. 33-43350

    + 10.24  Service Agreement effective October 1, 1995 among Clayton Williams Energy, Inc. and certain Williams Entities, filed as an exhibit to the December 31, 1995 Form 10-K

    + 21     Subsidiaries of the Registrant, filed as an exhibit to the December 31, 1995 Form 10-K

      23.1   Consent of Arthur Andersen LLP

      23.2   Consent of Williamson Petroleum Consultants, Inc.

     *23.4   Consent of Cotton, Bledsoe, Tighe & Dawson, a Professional Corporation (such consent is included in the opinion filed as Exhibit 5.1 to this Registration Statement)

      24.1   Power of Attorney

      24.2   Certified copy of resolution of Board of Directors of Clayton Williams Energy, Inc.
             authorizing signature pursuant to Power of Attorney

------------------------

* To be filed by amendment

+ Incorporated by reference to the filing indicated